Exhibit 99.2

Franco Nevada

The GOLD Investment that WORKS

2024 | MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at March 8, 2025 and should be read in conjunction with Franco-Nevada’s audited consolidated financial statements and related notes as at and for the years ended December 31, 2024 and 2023 (the “financial statements”). The financial statements and this MD&A are presented in U.S. dollars and the financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”).

Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s financial statements for the years ended December 31, 2024 and 2023 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com and on Form 6-K furnished to the United States Securities and Exchange Commission (“SEC”) on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F, are available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.franco-nevada.com.

Table of Contents

3	Overview
4	Strategy
5	Selected financial information
6	Highlights
13	Guidance and outlook
15	Market overview
16	Revenue by asset
17	Review of quarterly financial performance
22	Review of annual financial performance
26	Impairment losses
27	General and administrative, share-based compensation and Cobre Panama arbitration expenses
27	Other expenses and income
28	Summary of quarterly information
29	Balance sheet review
30	Liquidity and capital resources
36	Critical accounting policies and estimates
36	Outstanding share data
37	Internal control over financial reporting and disclosure controls and procedures
37	Gold equivalent ounces and net gold equivalent ounces
38	Non-GAAP financial measures
42	Cautionary statement on forward-looking information
Abbreviations Used in this Report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions
Periods under review		Measurement		Interest types
"Q4"	The three-month period ended December 31	"GEO"	Gold equivalent ounces	"NSR"	Net smelter return royalty
"Q3"	The three-month period ended September 30	"PGM"	Platinum group metals	"GR"	Gross royalty
"Q2"	The three-month period ended June 30	"NGL"	Natural gas liquids	"ORR"	Overriding royalty
"Q1"	The three-month period ended March 31	"oz"	Ounce	"GORR"	Gross overriding royalty
"H2"	The six-month period ended December 31	"oz Au"	Ounce of gold	"FH"	Freehold or lessor royalty
"H1"	The six-month period ended June 30	"oz Ag"	Ounce of silver	"NPI"	Net profits interest
		"oz Pt"	Ounce of platinum	"NRI"	Net royalty interest
		"oz Pd"	Ounce of palladium	"WI"	Working interest
Places and currencies		"62% Fe"	62% Fe iron ore fines, dry metric
"U.S."	United States		tonnes CFR China
"$" or "USD"	United States dollars	"LBMA"	London Bullion Market Association
"C$" or "CAD"	Canadian dollars	"bbl"	Barrel
"R$" or "BRL"	Brazilian reais	"mcf"	Thousand cubic feet
"A$" or "AUD"	Australian dollars	"WTI"	West Texas Intermediate

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR+ at www.sedarplus.com or our Form 40-F filed on EDGAR at www.sec.gov.

Overview

Franco-Nevada is a leading gold-focused royalty and streaming company with the most diversified portfolio of cash-flow producing royalties and streams by commodity, geography, operator, revenue type and stage of project.

Our Portfolio (at March 8, 2025)
	Precious Metals	Other Mining	Energy	TOTAL
Producing	48	14	56	118
Advanced	31	7	—	38
Exploration	161	88	27	276
TOTAL	240	109	83	432

Our shares are listed on the Toronto and New York stock exchanges under the symbol FNV. An investment in our shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to cost inflation and other operating risks.

2024 Management’s Discussion and Analysis	3

Strategy

We believe that combining lower risk gold investments with a strong balance sheet, progressively growing dividends and exposure to exploration optionality is the right mix to appeal to investors seeking to hedge market instability. Since our Initial Public Offering over 17 years ago, we have increased our dividend annually and our share price has outperformed the gold price and all relevant gold equity benchmarks. Creating successful long-term partnerships with operators is a core objective. The alignment and the natural flexibility of royalty and stream financing has made it an attractive source of capital for the cyclical resource sector. We also work to be a positive force in all our communities, providing a safe and diverse workplace, promoting responsible mining and contributing to build community support for the operations in which we invest.

Our revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other types of arrangements. We do not operate mines, develop projects or conduct exploration. Franco-Nevada has a free cash flow generating business with limited future capital commitments and management is focused on managing and growing its portfolio of royalties and streams. We recognize the cyclical nature of the industry and have a long-term investment outlook. We maintain a strong balance sheet to minimize financial risk so that we can provide capital to the industry when it is otherwise scarce.

The advantages of this business model are:

●	Exposure to commodity price optionality;
●	A perpetual discovery option over large areas of geologically prospective lands;
●	No additional capital requirements other than the initial commitment;
●	Limited exposure to cost inflation;
●	A free cash-flow business with limited cash calls;
●	A high-margin business that can generate cash through the entire commodity cycle;
●	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
●	Management that focuses on forward-looking growth opportunities rather than operational or development issues.

Our short-term financial results are primarily tied to the price of commodities and the amount of production from our portfolio of assets. Our attributable production has typically been supplemented by acquisitions of new assets. Over the longer term, our results are impacted by the amount of exploration and development capital available to operators to expand or extend our producing assets or to progress our advanced and exploration assets into production.

The focus of our business is to create exposure to gold and precious metal resource optionality. This principally involves investments in gold mines and providing capital to copper and other base metal mines to obtain exposure to by-product gold, silver and platinum group metals production. We also invest in other metals and energy to expose our shareholders to additional resource optionality. In 2024, 81.9% of our revenue was earned from mining assets, of which 76.6% was earned from precious metals.

A strength of our business model is that our margins are not generally impacted when producer costs increase. The majority of our interests are royalty and streams with payments/deliveries that are based on production levels with no adjustments for the operator’s operating costs. In 2024, these interests accounted for 92.7% of our revenue. We also have a small number of WI, NPI and NRI royalties which are based on the profit of the underlying operations.

2024 Management’s Discussion and Analysis	4

Selected Financial Information

(in millions, except Average Gold Price, GEOs sold,	For the three months ended		For the year ended
Adjusted EBITDA Margin, Adjusted Net Income Margin,	December 31,		December 31,
per GEO amounts and per share amounts)	2024	2023	2024	2023	2022

Statistical Measures
Average Gold Price	$2,662	$1,976	$2,387	$1,943	$1,801
GEOs sold(1)	120,063	152,351	463,334	627,045	729,960
Net GEOs sold(1)	107,140	129,527	408,870	534,833	631,737

Statement of Comprehensive Income (Loss)
Revenue	$321.0	$303.3	$1,113.6	$1,219.0	$1,315.7
Costs of sales	34.4	45.1	129.0	179.3	176.9
Depletion and depreciation	60.0	68.9	225.3	273.1	286.2
Impairment losses	—	1,173.3	—	1,173.3	—
Operating income (loss)	217.4	(987.6)	726.6	(428.0)	820.7
Net income (loss)	175.4	(982.5)	552.1	(466.4)	700.6
Basic earnings (loss) per share	$0.91	$(5.11)	$2.87	$(2.43)	$3.66
Diluted earnings (loss) per share	$0.91	$(5.11)	$2.87	$(2.43)	$3.65

Dividends declared per share	$0.36	$0.34	$1.44	$1.36	$1.28
Dividends declared (including DRIP)	$68.7	$65.9	$277.0	$262.1	$245.8
Weighted average shares outstanding	192.5	192.1	192.4	192.0	191.5

Non-GAAP Measures
Cash Costs(2)	$34.4	$45.1	$129.0	$179.3	$176.9
Cash Costs(2) per GEO sold	$287	$296	$278	$286	$242
Adjusted EBITDA(2)	$277.4	$254.6	$951.6	$1,014.7	$1,106.9
Adjusted EBITDA(2) per share	$1.44	$1.33	$4.95	$5.28	$5.78
Adjusted EBITDA Margin(2)	86.4%	83.9%	85.5%	83.2%	84.1%
Adjusted Net Income(2)	$183.3	$172.9	$618.1	$683.1	$697.6
Adjusted Net Income(2) per share	$0.95	$0.90	$3.21	$3.56	$3.64
Adjusted Net Income Margin(2)	57.1%	57.0%	55.5%	56.0%	53.0%

Statement of Cash Flows
Net cash provided by operating activities	$243.0	$283.5	$829.5	$991.2	$999.5
Net cash used in investing activities	$(31.1)	$(104.2)	$(537.3)	$(541.1)	$(145.5)
Net cash used in financing activities	$(62.0)	$(59.8)	$(240.4)	$(230.1)	$(189.0)

	As at	As at	As at
	December 31,	December 31,	December 31,
(expressed in millions)	2024	2023	2022
Statement of Financial Position
Cash and cash equivalents	$1,451.3	$1,421.9	$1,196.5
Total assets	6,330.4	5,994.1	6,626.8
Deferred income tax liabilities	238.0	180.1	153.0
Total shareholders’ equity	5,996.6	5,769.1	6,417.6
Available capital(3)	2,433.6	2,402.6	2,177.7

1	Refer to the “Gold Equivalent Ounces and Net Gold Equivalent Ounces” section of this MD&A for more information on our methodology for calculating GEOs and Net GEOs. Net GEOs are GEOs sold, net of direct operating costs, including for our stream GEOs, the associated ongoing cost per ounce.
2	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information on each non-GAAP financial measure.
3	Available capital comprises our cash and cash equivalents and the amount available to borrow under our $1.0 billion revolving credit facility (the “Corporate Revolver”) as referenced in the “Credit Facility” section of this MD&A.

2024 Management’s Discussion and Analysis	5

Highlights

The comparative periods below include contributions from Cobre Panama, which has been in preservation and safe management since November 2023. Please refer to the “Portfolio Updates” section of this MD&A on page 11 for further updates relating to Cobre Panama.

Financial Update – Q4 2024 compared to Q4 2023

●	$321.0 million in revenue, +5.8%; (+29.5% excluding Cobre Panama);
●	120,063 GEOs sold, -21.2% (-3.2% excluding Cobre Panama), with approximately 6,216 gold ounces and 150,000 silver ounces from our streams remaining in inventory at year-end;
●	107,140 Net GEOs sold, -17.3% (-0.5% excluding Cobre Panama);
●	Cash Costs of $287 per GEO sold, compared to $296 per GEO sold;
●	$277.4 million, or $1.44 per share, of Adjusted EBITDA, +9.0% and 8.3%, respectively (+30.9% and +30.7%, respectively, excluding Cobre Panama);
●	86.4% in Adjusted EBITDA Margin, compared to 83.9%;
●	$175.4 million, or $0.91 per share, in net income, compared to net loss of $982.5 million, or $5.11 per share;
●	$183.3 million, or $0.95 per share, in Adjusted Net Income, +6.0% and +5.6%, respectively (+29.5% and 29.2%, respectively, excluding Cobre Panama);
●	57.1% in Adjusted Net Income Margin, compared to 57.0%;
●	$243.0 million in net cash provided by operating activities, -14.3% compared to Q4 2023 (-3.6% excluding Cobre Panama);
●	$1,451.3 million in cash and cash equivalents as at December 31, 2024 (December 31, 2023 – $1,421.9 million);
●	$2.4 billion in available capital as at December 31, 2024 (December 31, 2023 – $2.4 billion). Of this, $500 million was used for the acquisition of a precious metals stream on the Western Limb Mining Operations from Sibanye Stillwater Limited which closed on February 28, 2025, and up to $448.6 million to fund a financing package with Discovery Silver Corp. on the Porcupine Complex. Refer to the “Corporate Developments” section below for further details.

Financial Update – 2024 compared to 2023

●	$1,113.6 million in revenue, -8.6% (+14.8% excluding Cobre Panama);
●	463,334 GEOs sold, -26.1% (-7.1% excluding Cobre Panama);
●	408,870 Net GEOs sold, -23.6% (-5.5% excluding Cobre Panama);
●	Cash Costs of $278 per GEO sold, compared to $286 per GEO sold;
●	$951.6 million, or $4.95 per share, in Adjusted EBITDA, -6.2% and -6.3%, respectively (+16.2% and +16.0%, respectively, excluding Cobre Panama);
●	85.5% in Adjusted EBITDA Margin, compared to 83.2%;
●	$552.1 million, or $2.87 per share, in net income, compared to net loss of $466.4 million or $2.43 per share in 2023. Net income for 2024 reflects an increase in income tax expense due to the enactment of the Global Minimum Tax in Q2 2024. Net loss for 2023 includes an impairment loss of $1,173.3 million we recognized in relation to our Cobre Panama streams;
●	$618.1 million, or $3.21 per share, in Adjusted Net Income, -9.5% and -9.8%, respectively (+15.0% and 14.9%, respectively, excluding Cobre Panama);
●	55.5% in Adjusted Net Income Margin, compared to 56.0%;
●	$829.5 million in net cash provided by operating activities, -16.3% compared to prior year (-1.9% excluding Cobre Panama).

Corporate Developments

Acquisition of Precious Metals Stream on Sibanye Stillwater Limited’s Western Limb Mining Operations – South Africa

Subsequent to year-end, on February 28, 2025, our wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”) completed the acquisition of a precious metals stream (the “Western Limb Mining Operations Stream”) with reference to specific production from Sibanye Stillwater Limited’s (“Sibanye-Stillwater”) Marikana, Rustenburg and Kroondal mining operations (the “Stream Area”) in South Africa for a purchase price of $500.0 million. The Western Limb Mining Operations Stream is primarily comprised of a gold component for the life of mine (“LOM”) and a platinum component for approximately 25 years.

Key terms:

●	Gold stream deliveries to FNBC are initially based off the platinum, palladium, rhodium and gold (“4E PGM”) production from the Stream Area, according to the following schedule:
o	Gold ounces equal to 1.1% of 4E PGM ounces contained in concentrate until delivery of 87,500 ounces of gold, then
o	Gold ounces equal to 0.75% of 4E PGM ounces contained in concentrate until total delivery of 237,000 ounces of gold, then
o	80% of gold contained in concentrate for the remaining LOM.

2024 Management’s Discussion and Analysis	6

●	Platinum stream deliveries to FNBC are based on platinum production from the Western Limb Mining Operations Stream Area, according to the following schedule:
o	1.0% of platinum contained in concentrate until the delivery of 48,000 ounces of platinum, then
o	Step-up to 2.1% of platinum contained in concentrate until total delivery of 294,000 ounces of platinum, then
o	No further platinum deliveries.

Other terms include:

●	Gold and platinum ounces delivered will be subject to an ongoing payment of 5% of spot prices respectively to Sibanye-Stillwater. In the case of gold, the ongoing payment will increase to 10% following the delivery of 237,000 ounces of gold to FNBC.
●	Effective start date of the Western Limb Mining Operations Stream is September 1, 2024, and first delivery approximately 45 days after closing of the transaction.

Pandora Royalty – South Africa

Subsequent to year-end, on February 28, 2025, Franco-Nevada and Sibanye-Stillwater converted the 5% net profit interest that Franco-Nevada holds on the Pandora property to a 1% net smelter return royalty. Sibanye-Stillwater’s Pandora property forms a portion of its Marikana operations and includes the currently operating E3 decline.

Financing Package with Discovery Silver Corp. on the Porcupine Complex – Ontario, Canada

Subsequent to year-end, on January 27, 2025, we agreed to acquire, through a wholly-owned subsidiary, a 4.25% NSR royalty for $300.0 million, consisting of two tranches, on Discovery Silver Corp.’s (“Discovery”) Porcupine Complex, located in Ontario, Canada. We also agreed to provide a $100.0 million senior secured term loan (the “Discovery Term Loan”) and on February 3, 2025, we purchased 78,833,333 subscription receipts for $48.6 million (C$70.9 million). The financing package, totaling $448.6 million, provides Discovery with proceeds to acquire the Porcupine Complex and fund a planned capital program for the Complex.

Closing of the transactions are subject to customary conditions, including the successful completion of the acquisition by Discovery of the Porcupine Complex (which is itself subject to conditions, including, without limitation, receipt of certain regulatory consents and approvals), and is expected to occur in Q2 2025.

Based on a National Instrument 43-101 (“NI 43-101”) Technical Report completed by Discovery with an effective date of January 13, 2025, Discovery expects the Porcupine Complex, which includes the Hoyle Pond, Borden and Pamour mines, to produce approximately 285,000 gold ounces on average over the next 10 years and to produce a total of approximately 4.9 million ounces over a 22-year mine life.

Porcupine NSR Royalty

The royalty on the Porcupine Complex consists of two tranches: (i) a 2.25% NSR in perpetuity on all minerals produced, and (ii) a 2.00% NSR on all minerals produced until the earlier of royalty payments on the tranche equivalent to 72,000 gold ounces or a cash payment equal to a pre-tax annual internal rate of return of 12% in reference to a $100.0 million attributable purchase price.

Discovery Term Loan

The Discovery Term Loan is a $100.0 million, 7-year term loan with an availability period of 2 years. The loan will bear interest at a rate of 3-Month Secured Overnight Financing Rate (“3-Month SOFR”) +4.50% per annum. Amortization will begin after year 5 at 5% per quarter, with no restrictions on prepayment. The loan provides for an upfront fee equal to 2% on any principal drawn, a standby fee of 100 basis points per annum on undrawn funds, and the issuance of 3-year common share purchase warrants by Discovery of $1.0 million.

Discovery Subscription Receipts

As part of a concurrent public offering of subscription receipts of approximately $169.5 million (C$247.5 million) which closed on February 3, 2025, we purchased 78,833,333 subscription receipts at a price of C$0.90 per subscription receipt for an aggregate purchase price of $48.6 million (C$70.9 million). Each subscription receipt entitles the holder to receive, without payment of additional consideration and without further action, one common share of Discovery upon the satisfaction or waiver of certain release conditions. Upon receipt of the Discovery common shares, Franco-Nevada will own approximately 9.9% of Discovery’s issued and outstanding common shares. Franco-Nevada has agreed to a two-year lock-up, commencing on the closing of the acquisition in respect of Discovery common shares acquired in the offering.

Acquisition of Royalty on Hayasa Metals Inc.’s Urasar Project – Armenia

Subsequent to year-end, on January 21, 2025, we acquired a 0.625% NSR covering all minerals produced from Hayasa Metals Inc.’s (“Hayasa”) Urasar gold-copper project in northern Armenia for $0.55 million, pursuant to a joint acquisition agreement with EMX Royalty Corporation (“EMX”).

2024 Management’s Discussion and Analysis	7

Option to Acquire Royalty with Brazil Potash Corp. – Brazil

On November 1, 2024, we acquired an option from Brazil Potash Corp. (“Brazil Potash”) for $1.0 million to purchase a 4.0% gross revenue royalty on potash produced from Brazil Potash’s Autazes development stage project in Brazil.

Acquisition of Royalty on Newmont Corporation’s Yanacocha Operations – Peru

On August 13, 2024, we indirectly acquired from Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) and its subsidiary, an existing 1.8% net smelter return royalty on all minerals (the “Yanacocha Royalty”) covering Newmont Corporation’s (“Newmont”) Yanacocha mine and adjacent mineral properties, including the Conga project, located in Peru.

Consideration for the Yanacocha Royalty consisted of $210.0 million paid in cash on closing, plus a contingent payment of $15.0 million (payable with 118,534 common shares of Franco-Nevada, as determined as of the date of closing), payable upon the Conga project achieving commercial production for a full year prior to the 20th anniversary of closing.

The acquisition of the Yanacocha Royalty was effective July 1, 2024.

Acquisition of Gold Stream on SolGold plc’s Cascabel Copper-Gold Project – Ecuador

On July 15, 2024, we acquired, through our wholly-owned subsidiary, FNBC, a gold stream (the “Cascabel Stream”) from SolGold plc (“SolGold”) with reference to production from the Cascabel project located in Ecuador. Franco-Nevada has a pre-existing 1.0% NSR on all minerals from the project. FNBC and Osisko Gold Royalties Ltd.’s subsidiary, Osisko Bermuda Limited (“Osisko”), participated in the stream financing package on a 70%/30% basis. FNBC will provide a total of $525.0 million and Osisko a total of $225.0 million for a total combined funding of $750.0 million as follows:

●	$70.0 million from FNBC in pre-construction funding available as three equal sized staged payments. FNBC funded an upfront deposit of $23.4 million at closing and will fund two additional staged deposits of $23.3 million each, subject to completion of key development milestones.
●	$455.0 million available from FNBC towards construction, subject to customary conditions including receipt of all material permits, a construction decision approved by the SolGold board of directors and the remainder of the required project financing being available.

Stream deliveries attributable to FNBC are based on gold production from the Cascabel property, according to the following schedule:

●	14.0% of gold produced in concentrate until 525,000 ounces of gold have been delivered.
●	Thereafter, 8.4% of gold produced in concentrate for the remaining life of mine.

SolGold will receive 20% of the spot gold price for each ounce of gold delivered.

Other terms include:

●	In the event of a change of control within five years from closing, FNBC has the option to terminate the Cascabel Stream and receive repayment of the deposit that has been advanced by such date plus a return. If not elected, SolGold may purchase 50% of the Cascabel Stream if the change of control occurs within three years from closing and 33.33% of the Cascabel Stream if the change of control occurs in the following two years for a one-time gold payment equal to a 15.0% internal rate of return on the portion of the deposit being bought back that has been advanced by such date, plus a change of control fee.
●	FNBC and Osisko obtained a right of first refusal on any future royalties or streams over the Cascabel concession and the Cascabel Stream applies to any production from other properties owned by SolGold that is processed through the project mill or infrastructure.
●	The Cascabel Stream has adjustment mechanisms in the event of changes to the scale or timeline of development. SolGold and certain of its subsidiaries have provided FNBC and Osisko with corporate guarantees and security over their assets related to the Cascabel project.
●	FNBC agreed to contribute to environmental and social initiatives carried out by SolGold in the vicinity of the project for $750,000 over a 3-year period on a 70%/30% basis with Osisko.

2024 Management’s Discussion and Analysis	8

G Mining Ventures Corp. Term Loan and Equity Investment

G Mining Ventures Term Loan

We advanced, through a wholly-owned subsidiary, $75.0 million to G Mining Ventures Corp. (“G Mining Ventures”) pursuant to our term loan agreement (the “G Mining Ventures Term Loan”). The G Mining Ventures Term Loan agreement was entered into in July 2022 as part of our initial project financing package in connection with the Tocantinzinho gold project. The G Mining Ventures Term Loan was funded in two tranches, with $42.0 million on January 29, 2024, and $33.0 million on April 19, 2024, and is a 6-year senior secured term loan, bearing interest at a rate of 3-Month SOFR +5.75% per annum, reducing to 3-Month SOFR +4.75% per annum after completion tests have been achieved at the Tocantinzinho project. Interest earned on the G Mining Ventures Term Loan is included within interest revenue on the statement of income (loss) and comprehensive income (loss).

G Mining Ventures Equity Investment

On July 12, 2024, we completed a private placement of $25.0 million with G Mining Ventures at a price of C$2.279 per share (equivalent to C$9.116 per share following the merger between G Mining Ventures and Reunion Gold Corporation on July 15, 2024). La Mancha Investments S.à r.l. completed a concurrent $25.0 million private placement resulting in total proceeds to G Mining Ventures of $50.0 million. The placement was related to G Mining Ventures’ business combination with Reunion Gold and advancement of the Oko West gold development project in Guyana.

On December 4, 2024, we exercised share purchase warrants to acquire 2,875,000 common shares of G Mining Ventures at a price of C$7.60 for a total cost of $15.5 million (C$21.9 million). The share purchase warrants were granted to Franco-Nevada in connection with our initial project financing package for the Tocantinzinho gold project in July 2022.

EMX Royalty Corporation Term Loan

On August 19, 2024, we advanced, through a wholly-owned subsidiary, $35.0 million (net of a commitment fee equal to 1% of the principal amount) to EMX pursuant to a term loan agreement (the “EMX Term Loan”). The EMX Term Loan is a senior secured term loan which matures on July 1, 2029. Interest is payable monthly at a rate equal to the 3-Month SOFR plus an applicable margin based on EMX’s net debt to adjusted EBITDA ratio. During each year, EMX may prepay $10.0 million of the principal amount outstanding without penalty, on a cumulative basis. Interest earned on the EMX Term Loan is included within interest revenue on the statement of income (loss) and comprehensive income (loss).

Convertible Debenture with Skeena Resources Ltd.

On June 26, 2024, following the completion of a project financing for Eskay Creek, Skeena Resources Ltd. (“Skeena”) paid $18.9 million (C$25.9 million) to Franco-Nevada as full repayment for the convertible debenture we advanced in December 2023 (the “Skeena Convertible Debenture”). The Skeena Convertible Debenture carried an interest rate of 7% and matured on the earlier of December 19, 2028, or on the completion of a project financing for Eskay Creek approved by Skeena’s board of directors. Interest earned on the Skeena Convertible Debenture was included within other interest income on the statement of income (loss) and other comprehensive income (loss).

Term Loan with SolGold

On May 13, 2024, SolGold received a $10.0 million term loan from Franco-Nevada which was repaid on July 17, 2024. The SolGold Term Loan had a maturity date of July 19, 2024 and carried an interest rate of 12% per annum with interest payments deferred until maturity. Interest earned on the SolGold Term Loan was included within interest revenue on the statement of income (loss) and comprehensive income (loss).

Acquisition of Royalty in the Stewart Mining Camp and Private Placement with Scottie Resources Corp. – British Columbia, Canada

On April 15, 2024, we acquired a 2.0% gross production royalty on all minerals produced on Scottie Resources Corp.’s (“Scottie”) claims in the Stewart Mining Camp in the Golden Triangle in British Columbia, Canada, for a purchase price of $5.9 million (C$8.1 million).

In addition, we acquired 5,422,994 common shares of Scottie at a price of C$0.18 per common share for an aggregate of $0.7 million (C$1.0 million), comprising the back-end of a non-brokered charity flow-through offering.

Receipt of Séguéla Royalty Buy-Back Proceeds – Cote d’Ivoire

On March 30, 2024, Fortuna Mining Corp. (“Fortuna”) exercised its option to buy-back 0.6% of our initial 1.2% NSR on the Séguéla mine for $6.5 million (A$10 million). Our NSR percentage on the Séguéla mine is now 0.6%.

Amendment of Condestable Gold and Silver Stream – Peru

On March 27, 2024, we amended our precious metal stream agreement with reference to the gold and silver production from the Condestable mine in Peru, owned and operated by a subsidiary of Southern Peaks Mining LP, a private company, by advancing, through a wholly-owned subsidiary, an additional up-front deposit of $10.0 million for a total combined deposit of $175.0 million. Under the amended agreement, following the end of the fixed delivery period on December 31, 2025, Franco-Nevada will receive 63% of the gold and silver contained in concentrate until a cumulative total of 87,600 ounces of gold and 2,910,000 ounces of silver have been delivered (the “Variable Phase 1 Deliveries”), then 37.5% over the remaining life of the mine (the “Variable Phase 2 Deliveries”). The March 2024 amendment increased the Variable Phase 2 Deliveries from 25% to 37.5%.

2024 Management’s Discussion and Analysis	9

Acquisition of Silver Royalty on Stibnite Gold Project – U.S.

On March 21, 2024, we acquired, through a wholly-owned subsidiary, a NSR interest covering all of the payable silver production from the Stibnite Gold project in Idaho, U.S, for a purchase price of $8.5 million.

Exercise of Option by EMX for an Effective NSR Interest on Caserones – Chile

On January 19, 2024, EMX exercised an option to acquire 0.0531% of our effective NSR on the Caserones mine for a price of $4.7 million, such that our effective NSR on Caserones is now 0.517%.

Acquisition of Additional Royalties on Pascua-Lama Project – Chile

On January 3, 2024, we acquired, through a wholly-owned subsidiary, an additional interest in the Chilean portion of Barrick Gold Corporation’s Pascua-Lama project for a purchase price of $6.7 million. Including the interest we acquired in August 2023, we now hold a 2.941% NSR (gold) and a 0.588% NSR (copper) on the property.

Acquisition of Additional Natural Gas Royalty Interests in the Haynesville – U.S.

On January 2, 2024, we closed, through wholly-owned subsidiaries, the acquisition of a royalty portfolio in the Haynesville gas play in Louisiana and Texas for a total purchase price of $125.0 million. We had funded an initial deposit of $12.5 million in November 2023 when we entered into the agreement. The remainder of the purchase price of $112.5 million was funded upon closing of the transaction in January 2024.

Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

Through a wholly-owned subsidiary, we have a strategic relationship with Continental Resources, Inc. (“Continental”) to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights within Continental’s areas of operation. Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $2.5 million and $23.5 million for Q4 2024 and 2024, respectively (Q4 2023 and 2023 – $1.3 million and $9.6 million, respectively). As at December 31, 2024, Franco-Nevada has remaining commitments of up to $46.3 million.

Credit Facility

In June 2024, we amended our $1.0 billion unsecured revolving term credit facility (the “Corporate Revolver”) to extend its term to June 3, 2029. Advances under the Corporate Revolver bear interest depending upon the currency of the advance and Franco-Nevada’s leverage ratio.

As at December 31, 2024, we have three standby letters of credit in the amount of $17.7 million (C$25.5 million) in relation to the audit by the CRA, as referenced in the “Contingencies” section of this MD&A. These standby letters of credit reduce the available balance under the Corporate Revolver.

Dividends

As announced on January 29, 2025, Franco-Nevada’s Board of Directors raised the Company’s quarterly dividend and declared a quarterly dividend of US$0.38 per share payable on March 27, 2025 to shareholders of record on March 13, 2025. The increased dividend is intended to be effective for the full 2025 fiscal year. This is a 5.6% increase from the previous US$0.36 per share quarterly dividend and marks the 18th consecutive annual increase for Franco-Nevada shareholders.

In Q4 2024, we declared a quarterly dividend of $0.36 per share, compared to the dividend of $0.34 per share in Q4 2023. During the quarter, we paid total dividends of $68.7 million, of which $62.2 million was paid in cash and $6.5 million was settled in common shares under our Dividend Reinvestment Plan (the “DRIP”). In 2024, we paid total dividends of $277.0 million, of which $242.4 million was paid in cash and $34.6 million was settled in common shares under our DRIP.

Tax Updates

Global Minimum Tax and Barbados Corporate Tax Reform

On June 20, 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) which implements key measures of the OECD’s Pillar Two GMT in Canada and includes the introduction of a 15% GMT that applies to large multinational enterprise groups with global consolidated revenues over €750 million. The legislation is effective from January 1, 2024. As a result, Franco-Nevada is liable to pay a top-up tax in Canada when the effective tax rate in a jurisdiction in which its subsidiary operates in is below the 15% minimum rate.

In May 2024, the Government of Barbados enacted legislation to implement tax measures in response to the OECD’s Pillar Two GMT initiative. The measures include (i) an increase of the Barbados corporate tax rate to 9% effective January 1, 2024, and (ii) the introduction of a Qualified Domestic Minimum Top-Up Tax for tax years beginning on or after January 1, 2024, which tops up the Barbados effective tax rate payable by an entity subject to Pillar Two, from 9% to 15%. As a result of these changes, our subsidiary in Barbados recognized an additional income tax expense of $44.3 million in the year ended December 31, 2024. In addition, our subsidiary recognized a deferred tax expense of approximately $49.1 million related to the remeasurement of its January 1, 2024 opening deferred tax liability balance.

All entities within the Franco-Nevada group have an effective tax rate of at least 15% for the year ended December 31, 2024, including our subsidiary in Barbados as a result of the new measures enacted by the Government of Barbados as described above. Therefore, no current tax expense was recognized in respect of the GMTA for the year ended December 31, 2024.

2024 Management’s Discussion and Analysis	10

A summary of the total income tax recognized by Franco-Nevada for years ended December 31, 2024 and 2023 is shown below:

	For the three months ended		For the year ended
	December 31,		December 31,
	2024	2023	2024	2023
Income tax expense
Tax expense excluding impact of GMT	$33.1	$22.7	$118.4	$102.2
Q1 2024 retroactive impact of GMT	—	—	9.9	—
Q2 2024 impact of GMT	—	—	10.8	—
Q3 2024 impact of GMT	—	—	9.9	—
Q4 2024 impact of GMT	13.7	—	13.7	—
Deferred tax expense related to the remeasurement of deferred tax liability due to changes in Barbados tax rate	—	—	49.1	—
Total income tax expense	$46.8	$22.7	$211.8	$102.2

CRA Audit

With respect to the ongoing audit by the CRA of Franco-Nevada’s 2013-2021 taxation years, please refer to the “Contingencies” section of this MD&A for further details.

Portfolio Updates

Additional updates related to our portfolio of assets are available in our News Release issued on March 8, 2025 available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

Cobre Panama Updates

Cobre Panama remains on preservation and safe management (“P&SM”) with production halted since November 2023.

On March 8, 2023, First Quantum Minerals Ltd. (“First Quantum”) and its subsidiary, Minera Panama S.A. (“MPSA”), and the Government of Panama (the “GOP”) announced that an agreement had been reached on the terms and conditions for a revised concession contract (together with subsequent modifications, the “Revised Concession Contract”). On October 20, 2023, the National Assembly adopted Law 406, which gave the Revised Concession Contract the status of legislation. The GOP shortly thereafter withdrew support for the Revised Concession Contract and Law 406. On November 27, 2023, the Supreme Court issued a ruling (released publicly the following day) declaring Law 406 unconstitutional and stating that the effect of the ruling was that the Revised Concession Contract purportedly no longer exists, although it did not order the closure of the Cobre Panama mine. The GOP thereafter took further steps against the mine.

First Quantum is working with the Ministry of Commerce and Industries (“MICI”) to implement environmental stability and asset integrity measures. At the request of the MICI, Cobre Panama delivered a draft plan for the first phase of P&SM to the GOP (the “P&SM plan”) in the first quarter of 2024. In May 2024, an Intergovernmental Commission that had been convened to inspect the site and review the P&SM plan issued its Inspection Report and recommendation for approval and implementation of the P&SM plan and its key activities; including export of 121 thousand dry metric tonnes of copper concentrate that has been stored at site since operations were suspended, reactivation of the power plant, determining a means of dealing with the sulphur containing stockpiles and providing material for the embankment walls of the tailings facility. Subsequently, there was an election and a change of government on July 1, 2024. The incoming administration reviewed the P&SM plan upon taking office. The P&SM plan is still pending government approval, and therefore not all aspects of the plan have been able to be implemented.

The general elections were held in Panama during May 2024 and a new government took office on July 1, 2024 under the leadership of President José Raúl Mulino. President Mulino has made public statements to the effect that his government intends to address the Cobre Panama mine in early 2025. The GOP also announced that an integrated audit of Cobre Panama would be conducted with international experts to establish a factual basis to aid in decision making for the future of the mine. On January 6, 2025, Panama’s Ministry of Environment (“MiAMBIENTE”) released the terms of reference for the environmental audit of the Cobre Panama mine. The terms of reference for the environmental audit were submitted to a public consultation process, with a public comment period that concluded on February 7, 2025. Separately, an independent audit of the copper concentrate stored on site was completed by the government in December 2024, which confirmed the quantities of copper concentrate stored at the facilities.

On January 12, 2025, the Minister of Environment and the Minister of Security conducted a site visit of Cobre Panama. During the visit, the ministers were given a tour of the mine site, highlighting the P&SM plan that is designed to ensure site stability, protect the assets of the mine and ensure the well-being of the workforce, communities and the environment. The visit also enabled the ministers to inspect 7,960 tons of ammonium nitrate stored at the mine’s Punta Rincón port. The Minister of Environment has subsequently stated that the material should be exported, which commenced by road in January 2025. The P&SM plan is not yet approved by the GOP.

On February 27, 2025, President Mulino made public statements to the effect that he intends to discuss the future of the Cobre Panama mine after his government has addressed the country’s social security reform.

2024 Management’s Discussion and Analysis	11

Franco-Nevada Arbitration Proceedings

Franco-Nevada is pursuing legal avenues to protect its investment in Cobre Panama and is of the view that it has rights under international law. On June 27, 2024, Franco-Nevada filed a request for arbitration to the International Centre for Settlement of Investment Disputes, specifying that Franco-Nevada presently and preliminarily estimates its damages to be at least $5 billion, subject to further analysis and development. In Q4 2024, members of the tribunal were selected and appointed, and the tribunal was constituted on December 9, 2024. The hearing is scheduled to be held in October 2026.

While we continue to pursue these legal remedies, we strongly prefer and hope for a resolution with the State of Panama providing the best outcome for the Panamanian people and all parties involved.

Approval of Antamina Modified Environmental Impact Assessment

In February 2025, Teck Resources Limited released an updated NI 43-101 Technical Report on Antamina, outlining an increase in Mineral Reserves to 550 million tonnes (grading at 0.92% copper, 0.67% zinc, 11.7 g/t silver, and 0.023% molybdenum), following the approval of Antamina’s Modification of Environmental Impact Assessment (“MEIA”) in February 2024.

Restructuring at Stillwater

Operations at Stillwater improved in 2024 following a repositioning undertaken by Sibanye-Stillwater of its US PGM operations in Q4 2023. However, as a result of a continued decline in PGM prices, Sibanye-Stillwater completed a further restructuring in Q4 2024. The Stillwater West mine has been placed on care and maintenance, with production focusing on lower volume, higher margin production from the East Boulder and Stillwater East mines. As a result, Sibanye-Stillwater is now guiding to production of between 255,000 and 270,000 2E PGM ounces for 2025, compared to 425,842 2E PGM ounces produced in 2024. Over the long-term, operations will focus on maintaining flexibility in long-life orebodies and emphasizing continuous cost optimization.

First Gold and Commencement of Commercial Production at Tocantinzinho

G Mining Ventures announced that the Tocantinzinho mine achieved commercial production in September 2024, after its first gold pour on July 9, 2024. The mine will continue to ramp up production in 2025 and annual gold production is forecasted to range between 175,000 and 200,000 ounces, more heavily weighted to H2 2025. Tocantinzinho produced 63,566 gold ounces in 2024. The mine is expected to average annual gold production of 174,700 ounces over a 10.5 year mine life and 196,200 ounces for the first five full years. Franco-Nevada owns a 12.5% gold stream on production from the Tocantinzinho mine.

First Gold and Commencement of Commercial Production at Greenstone

Equinox Gold Corp. announced that the Greenstone mine achieved commercial production on November 6, 2024, after achieving its inaugural gold pour in May 2024. The mine produced 111,717 gold ounces in 2024. In 2025, Equinox expects Greenstone to produce between 300,000 and 350,000 gold ounces. At full production, Greenstone is expected to produce an average of 390,000 gold ounces per year for the first five years and 330,000 ounces of gold annually for an initial 15-year mine life. Franco-Nevada owns a 3% NSR on Greenstone and received its first royalty payment in Q2 2024.

First Gold and Ramp-up at Salares Norte

Gold Fields Limited announced first gold-silver pour from its Salares Norte mine on March 28, 2024. However, severe winter weather conditions caused a temporary shut-down of the plant and ramp-up was temporarily suspended. Ramp-up recommenced in late Q3 2024 and the mine produced 45,000 gold equivalent ounces in 2024. With commercial levels of production set to be achieved in Q2 2025, Gold Fields expects to produce between 325,000 and 375,000 gold equivalent ounces in 2025, depending on the ramp-up progress.

2024 Management’s Discussion and Analysis	12

Guidance and Outlook

The following contains forward-looking statements. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and our most recent Form 40-F filed with the SEC on www.sec.gov. The Company’s Annual Information Form and Form 40-F for the year ended December 31, 2024 will be filed before March 31, 2025 and will be available on www.sedarplus.com and www.sec.gov, respectively. The 2025 guidance and long-term outlook is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

We present our guidance in reference to GEO sales. For streams, our guidance reflects GEOs that have been delivered from the operators of our assets and that we have subsequently sold. Our GEO deliveries may differ from operators’ production based on timing of deliveries and due to recovery and payability factors. Our GEO sales may differ from GEO deliveries based on the timing of the sales. For royalties, GEO guidance reflects the timing of royalty payments or accruals.

Our 2025 guidance and long-term outlook are based on the following assumed commodity prices: $2,800/oz Au, $31/oz Ag, $950/oz Pt, $950/oz Pd, $100/tonne Fe 62% CFR China, $70/bbl WTI oil and $3.00/mcf Henry Hub natural gas.

2025 Guidance

We expect our 2025 revenue to be more than 25% higher than in 2024. This is based on our budgeted gold price of $2,800/oz and the mid-point of our Total GEOs guidance range, provided below. We anticipate a 14% increase in Precious Metal GEOs and a 7% increase in our Total GEOs for 2025 compared to 2024, assuming no contributions from Cobre Panama.

	2025 Guidance	2024 Actual
Precious Metal GEO sales	385,000 to 425,000 GEOs	355,310 GEOs
Total GEO sales	465,000 to 525,000 GEOs	463,334 GEOs
1	We expect our streams to contribute between 255,000 and 285,000 of our GEO sales for 2025. For 2024, we sold 236,158 GEOs from our streams.
2	Our guidance does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental as part of our remaining commitment of $46.3 million.

The anticipated 14% increase in Precious Metal GEOs largely reflects the recent additions of the Yanacocha royalty, the Western Limb Mining Operations Stream, and the Porcupine Complex royalty which is expected to close in Q2 2025. We also expect to benefit from the continued ramp-up of newly constructed mines and initial contributions from Valentine Gold. For Total GEOs, the anticipated 7% increase over 2024 is expected to be driven by higher Precious Metal GEOs, partly offset by lower GEOs from our Diversified assets. We are forecasting higher production from our Diversified assets although the expected contribution to GEOs from these assets is lower than in 2024 as we have assumed significantly higher gold prices and slightly lower energy and iron ore prices in calculating the GEO contribution. For reference, a $100 increase in the price of gold from our current assumption of $2,800/oz would result in a decrease of approximately 4,750 GEOs, with all other commodity prices and production levels constant.

Based on our assumed commodity prices, we expect our revenue mix for 2025 to be comprised of 70% gold, 11% silver, 2% PGMs, 9% oil and NGLs, 4% natural gas, 3% iron ore with the balance being from other commodities.

Precious Metals

●	South America: For Candelaria, we forecast between 60,000 and 70,000 GEOs sold, generally in line with 2024 where we sold 67,260 GEOs, as production from Phase 11 is planned to shift to lower average grades. For Antapaccay, we anticipate GEOs sold to decrease from 55,329 GEOs in 2024 to between 40,000 and 50,000 GEOs based on mine sequencing. For Antamina, we anticipate an increase to between 3.1 and 3.3 million silver ounces, compared to 1.9 million ounces sold in 2024, reflecting an increase in silver production due to anticipated higher silver grades. We expect higher contributions from Tocantinzinho and Salares Norte as both mines continue to ramp-up production and expect a full-year of contributions from our recently acquired Yanacocha royalty.
●	Central America & Mexico: For Guadalupe-Palmarejo, we anticipate deliveries of between 45,000 and 50,000 GEOs, an increase compared to 2024, reflecting a greater proportion of Palmarejo’s production being mined from ground covered by our stream. We assumed no production from Cobre Panama, which currently remains in a phase of P&SM with production halted.
●	Canada & United States: We expect royalty payments from the Porcupine Complex to contribute approximately 6,000 GEOs in 2025, assuming the acquisition of this asset by Discovery closes in April 2025. We also expect an increase in GEOs from Greenstone as the mine continues its ramp-up and contributes a first full year of production. Valentine Gold is expected to pour first gold in Q2 2025. Production at Detour is also anticipated to increase, after the mill successfully ramped up to a throughput rate of 28 million tonnes per annum in Q4 2024. Offsetting these increases is expected lower GEOs from Stillwater, following Sibanye-Stillwater’s restructuring plans for its US PGM operations, as noted in the “Portfolio Updates” section above.

2024 Management’s Discussion and Analysis	13

●	Rest of World: Our Western Limb Mining Operations Stream had an effective start date of September 1, 2024. First deliveries are expected within 45 days of closing the transaction and will include approximately 7,000 GEOs related to production in the last four months of 2024. Deliveries related to 2025 production are expected to total approximately 20,000 GEOs. Production at Subika (Ahafo) is expected to decrease relative to 2024 as mining activities in the Subika open pit are completed as planned in H2 2025. Newmont plans to increase its investment in exploration and advanced projects, including at Subika Underground. Tasiast expects lower production driven by mine plan sequencing and lower grades during the stripping phase of West Branch 5.

Diversified

●	Other Mining: Attributable sales from our Vale royalty are expected to increase in 2025 compared to 2024, reflecting contributions from the Southeastern System assuming the cumulative sales threshold of 1.7 billion tonnes of iron ore is reached in the latter part of 2025. Iron ore production from Iron Ore Company of Canada’s Carol Lake mine is expected to improve in 2025 compared to 2024, where production was affected by forest fires and operational challenges. Revenue from Other Mining assets, which include our copper royalty on Caserones, is expected to be slightly lower than in 2024.
●	Energy: We expect revenue from our Energy assets to remain in-line with 2024. Contribution from our U.S. oil assets is expected to be lower due to assumed lower oil prices of $70/bbl WTI when compared to 2024. Conversely, we are assuming slightly higher Henry Hub natural gas prices of $3.00/mcf compared to 2024 and as a result anticipate higher contributions from our U.S. gas assets. With respect to our Canadian assets, production from the Weyburn Unit is forecasted to remain relatively stable, but our Weyburn NRI is expected to be impacted by higher capital costs.

Interest revenue: We estimate interest income from our loans receivable in 2025 to be between $10.0 million and $12.0 million, not including interest revenue we may earn from the $100.0 million Discovery Term Loan.

Depletion: We estimate depletion and depreciation expense in 2025 to be between $265.0 million and $295.0 million. In 2024, depletion expense was $225.3 million.

Income tax: We expect our effective tax rate to be between 19% and 21%.

Capital commitments: As of December 31, 2024, our remaining capital commitment to the Royalty Acquisition Venture with Continental was $46.3 million, of which between $10.0 million and $20.0 million is expected to be deployed in 2025. Subsequent to year-end, we closed the acquisition of our stream on Sibanye-Stillwater’s Western Limb Mining Operations and funded $500.0 million on February 28, 2025. We also anticipate funding the acquisition of the $300.0 Porcupine royalty, as well as the two remaining staged payments for the pre-construction funding of the Cascabel Stream. Refer to the “Commitments” section of this MD&A for further details on our other commitments.

Long-Term Outlook

For 2028, we expect Precious Metal GEOs to increase to between 400,000 and 440,000 GEOs and Total GEOs to increase to between 505,000 and 565,000 GEOs, a 18% and 15% increase, respectively, compared to 2024. For 2029, we expect Precious Metal GEOs to increase to between 375,000 and 415,000 GEOs and Total GEOs to increase to between 490,000 and 550,000 GEOs, a 11% and 12% increase, respectively, compared to 2024. We have not assumed any contribution from Cobre Panama in this outlook, although there is potential for materially higher GEOs should it restart production, depending on the conditions of such restart. Based on the average of the next five years of the Cobre Panama mine plan, the asset has the potential to contribute as much as 130,000 to 150,000 GEOs annually.

The five-year outlook reflects the expected commencement of production at Valentine Gold, Stibnite, Eskay Creek, Castle Mountain Phase 2, the Coroccohuayco project at Antapaccay, the expected underground expansion at Candelaria, and the long-term expansion of Magino. We also anticipate an increase in silver production from Antamina due to higher silver grades. The outlook includes a step-down starting in 2027 in our stream from 68% to 40% of gold and silver produced at Candelaria, and a reduction starting in 2028 in our stream deliveries at Antapaccay, where our stream will be based on 30% of gold and silver produced rather than indexed to copper production. Production at Guadalupe-Palmarejo is currently expected to decrease in 2029 based on the latest life of mine plan.

With respect to our Diversified assets, we anticipate production growth from the continued development of our U.S. Energy assets. We also expect an increase in attributable sales from Vale’s Northern and Southeastern systems, and have assumed commencement of production at Copper World and Taca Taca in 2029. While we expect higher revenues from our Diversified assets in the long-term outlook compared to 2024, we have used significantly higher gold prices and slightly lower oil, gas and iron ore prices in calculating the GEO contribution as compared to the prices used in 2024. This has the effect of reducing the GEOs represented by the larger revenues.

2024 Management’s Discussion and Analysis	14

Market Overview

The prices of gold and other precious metals are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The price of gold can be volatile and is affected by macroeconomic and industry factors that are beyond our control. Major influences on the gold price include interest rates, fiscal and monetary stimulus, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar and supply and demand for gold.

Commodity price volatility also impacts the number of GEOs when reflecting non-gold commodities as GEOs. Silver, platinum, palladium, iron ore, other mining commodities and oil and gas are reflected as GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may refer to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold.

Gold prices reached record highs during the year and into 2025, due to strong safe haven demand reflecting increasing global geopolitical concerns, the outcome of U.S election, the possibility of trade wars, and U.S. Federal Reserve’s interest rate cuts. Oil prices remained relatively consistent in 2024 due to global oil inventory draws and ongoing geopolitical risks. Natural gas prices, while still depressed due to slower global growth, recovered slightly from their lows earlier in the year. Refer to the commodity price tables on pages 17 and 22 of this MD&A for further details.

2024 Management’s Discussion and Analysis	15

Revenue by Asset

Our portfolio is well-diversified with GEOs and revenue being earned from numerous assets in various jurisdictions. The following table details revenue from our royalty, stream and working interests for the years ended December 31, 2024 and 2023:

		For the three months ended		For the year ended
(expressed in millions)	Interest and %	December 31,		December 31,
Property	(Gold unless otherwise indicated)	2024	2023	2024	2023
PRECIOUS METALS
South America
Candelaria	Stream 68% Gold & Silver	$62.5	$31.7	$163.1	$130.3
Antapaccay	Stream (indexed) Gold & Silver	38.6	34.3	131.0	120.1
Antamina	Stream 22.5% Silver	14.1	12.8	55.3	50.5
Condestable	Stream Gold & Silver, Fixed through 2025	7.9	6.2	29.9	23.7
Tocantinzinho	Stream 12.5% Gold	12.5	—	15.4	—
Yanacocha	NSR 1.8%	4.6	—	7.5	—
Other		2.8	1.2	8.3	5.2
Central America & Mexico (excluding Cobre Panama)
Guadalupe-Palmarejo	Stream 50%	$21.9	$16.1	$84.8	$66.8
Canada
Detour Lake	NSR 2%	$9.0	$7.1	$31.9	$25.9
Hemlo	NSR 3%, NPI 50%	4.2	6.8	16.4	22.7
Kirkland Lake (Macassa)	NSR 1.5-5.5%, NPI 20%	3.2	1.7	10.0	6.3
Sudbury	Stream 50% PGM & Gold	1.2	3.4	9.9	17.6
Greenstone	NSR 3%	5.0	—	9.2	—
Brucejack	NSR 1.2%	2.6	1.1	7.2	5.9
Magino	NSR 3%	1.9	0.9	5.6	1.3
Other		3.7	2.9	11.9	12.6
United States
Stillwater	NSR 5% PGM	$5.6	$6.3	$21.2	$26.1
Goldstrike	NSR 2-4%, NPI 2.4-6%	5.2	3.7	19.4	13.1
Bald Mountain	NSR/GR 0.875-5%	5.1	3.1	16.8	11.7
Marigold	NSR 1.75-5%, GR 0.5-4%	2.5	2.0	6.5	11.2
Gold Quarry	NSR 7.29%	1.9	—	3.0	3.0
Other		3.0	2.3	11.6	6.9
Rest of World
MWS	Stream 25%	$4.3	$16.6	$55.9	$50.4
Subika (Ahafo)	NSR 2%	7.7	4.7	34.7	19.4
Tasiast	NSR 2%	8.7	6.3	30.5	24.5
Sabodala	Stream 6%, Fixed to 105,750 oz	6.3	4.7	22.6	18.3
Duketon	NSR 2%	2.3	3.0	10.5	12.0
Other		6.0	4.4	22.8	16.5
		$254.3	$183.3	$852.9	$702.0
DIVERSIFIED
Vale	Various Royalty Rates	$8.3	$9.0	$36.7	$35.1
LIORC	GORR 0.7% Iron Ore, IOC Equity 1.5%(1)	3.3	2.2	13.8	12.1
Other mining assets		0.8	2.9	8.2	13.2
United States (Energy)
Permian Basin	Various Royalty Rates	$14.6	$11.6	$45.4	$47.6
SCOOP/STACK	Various Royalty Rates	8.4	8.4	31.4	33.1
Marcellus	GORR 1%	7.3	6.9	26.9	28.0
Haynesville	Various Royalty Rates	5.8	5.9	21.0	26.0
Other		0.1	—	0.3	0.3
Canada (Energy)
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$10.0	$11.9	$44.6	$50.1
Orion	GORR 4%	3.1	3.3	14.0	13.6
Other		2.6	2.5	9.4	9.0
		$64.3	$64.6	$251.7	$268.1
Royalty, stream and working interests (excluding Cobre Panama)		$318.6	$247.9	$1,104.6	$970.1
Interest revenue and other interest income		$2.4	$—	$8.9	$—
Total revenue (excluding Cobre Panama)		$321.0	$247.9	$1,113.5	$970.1
Cobre Panama(2)		$—	$55.4	$0.1	$248.9
Total revenue		$321.0	$303.3	$1,113.6	$1,219.0

1	Includes interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.
2	Revenue from Cobre Panama in 2024 relates to the finalization of sales from 2023 vessels.

2024 Management’s Discussion and Analysis	16

Review of Quarterly Financial Performance

The prices of precious metals, iron ore, and oil and gas and production from our assets are the largest factors in determining our profitability and cash flow from operations. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Quarterly average prices and rates		Q4 2024	Q4 2023	Variance
Gold(1)	($/oz)	$2,662	$1,976	34.7%
Silver(1)	($/oz)	31.34	23.23	34.9%
Platinum(1)	($/oz)	966	912	5.9%
Palladium(1)	($/oz)	1,011	1,085	(6.8)%
Iron Ore Fines 62% Fe CFR China	($/tonne)	105	127	(17.3)%

Edmonton Light	(C$/bbl)	93.14	96.68	(3.7)%
West Texas Intermediate	($/bbl)	70.27	78.32	(10.3)%
Henry Hub	($/mcf)	2.99	2.91	2.7%

CAD/USD exchange rate(2)		0.7149	0.7343	(2.6)%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the three months ended December 31, 2024 and 2023 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended December 31,	2024	2023	Variance	2024	2023	Variance
Commodity
Gold (excluding Cobre Panama)	79,532	75,033	4,499	$211.6	$149.9	$61.7
Silver (excluding Cobre Panama)	13,689	12,139	1,550	36.2	24.6	11.6
PGM	2,344	4,091	(1,747)	6.5	8.8	(2.3)
Precious Metals	95,565	91,263	4,302	$254.3	$183.3	$71.0
Iron ore(2)	4,330	5,620	(1,290)	$11.6	$11.2	$0.4
Other mining assets	332	1,510	(1,178)	0.8	2.9	(2.1)
Oil	14,317	16,406	(2,089)	34.0	32.7	1.3
Gas	3,700	6,860	(3,160)	12.6	13.1	(0.5)
NGL	1,819	2,374	(555)	5.3	4.7	0.6
Diversified	24,498	32,770	(8,272)	$64.3	$64.6	$(0.3)
Royalty, stream and working interests (excluding Cobre Panama)	120,063	124,033	(3,970)	$318.6	$247.9	$70.7
Interest revenue and other interest income	—	—	—	$2.4	$—	$2.4
Revenue and GEOs (excluding Cobre Panama)	120,063	124,033	(3,970)	$321.0	$247.9	$73.1
Cobre Panama	—	28,318	(28,318)	$—	$55.4	$(55.4)
Total revenue and GEOs	120,063	152,351	(32,288)	$321.0	$303.3	$17.7

Geography
South America	56,910	47,984	8,926	$151.2	$96.6	$54.6
Central America & Mexico (excluding Cobre Panama)	8,338	8,174	164	22.1	16.3	5.8
United States	23,021	25,648	(2,627)	60.1	50.6	9.5
Canada(2)	18,555	21,700	(3,145)	52.2	43.8	8.4
Rest of World	13,239	20,527	(7,288)	35.4	40.6	(5.2)
Revenue and GEOs (excluding Cobre Panama)	120,063	124,033	(3,970)	$321.0	$247.9	$73.1
Cobre Panama	—	28,318	(28,318)	$—	$55.4	$(55.4)
Total revenue and GEOs	120,063	152,351	(32,288)	$321.0	$303.3	$17.7

Type
Revenue-based royalties	48,250	49,316	(1,066)	$127.3	$97.0	$30.3
Streams (excluding Cobre Panama)	63,632	62,323	1,309	169.3	126.0	43.3
Profit-based royalties	5,449	8,088	(2,639)	14.5	16.1	(1.6)
Other(2)	2,732	4,306	(1,574)	9.9	8.8	1.1
Revenue and GEOs (excluding Cobre Panama)	120,063	124,033	(3,970)	$321.0	$247.9	$73.1
Cobre Panama	—	28,318	(28,318)	$—	$55.4	$(55.4)
Total revenue and GEOs	120,063	152,351	(32,288)	$321.0	$303.3	$17.7
1	Refer to the “Gold Equivalent Ounces and Net Gold Equivalent Ounces” section of this MD&A for more information on our methodology for calculating GEOs.
2	Includes dividend earned on Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

2024 Management’s Discussion and Analysis	17

We recognized $321.0 million in revenue in Q4 2024, up 5.8% from Q4 2023 (+29.5% excluding Cobre Panama). The comparative period includes contributions from the Cobre Panama mine, which remained on P&SM in Q4 2024. Revenue in the current period benefited from strong production from Candelaria, newly contributing assets, and record gold prices. Revenue also includes interest revenue of $2.4 million related to our loans receivable.

In Q4 2024, we earned 79.2% of our revenue from Precious Metals, compared to 78.7% in Q4 2023. Geographically, 89.0% of our revenue was derived from the Americas in Q4 2024, compared to 86.6% in Q4 2023.

We sold 120,063 GEOs in Q4 2024, down 21.2% compared to 152,351 GEOs in Q4 2023 (-3.2% excluding Cobre Panama). The decrease in GEOs is largely due to Cobre Panama remaining on P&SM during the quarter. In addition, while revenue from our Diversified assets was consistent with Q4 2023, the conversion of revenue from our non-gold assets into GEOs was impacted by the outperformance of gold prices relative to other commodities during the quarter. A comparison of our sources of GEOs in Q4 2024 to Q4 2023 is shown below:

2024 Management’s Discussion and Analysis	18

Precious Metals

Our Precious Metal assets contributed 95,565 GEOs in Q4 2024, down 20.1% (+4.7% excluding Cobre Panama) compared to 119,581 GEOs in Q4 2023. Excluding Cobre Panama, GEOs from our Precious Metal Assets increased primarily due to the following:

●	Candelaria – We received 26,891 GEOS from Candelaria and sold 23,558 GEOs in Q4 2024, with 3,333 GEOs remaining in inventory at December 31, 2024. Comparatively, we sold 15,772 in Q4 2023. Lundin Mining reported that Candelaria achieved one of its best second-half performances in H2 2024, as copper and gold production benefited from planned higher grade order from Phase 11.
●	Tocantinzinho – We received 5,372 GEOs from Tocantinzinho and sold 4,705 GEOs in Q4 2024, with 667 GEOs remaining in inventory at December 31, 2024. There were no GEOs sold in the comparative period as the production at the mine commenced in July 2024. Commercial production was achieved in September 2024 and the mine is expected to ramp up to reach nameplate throughput by early 2025.
●	Guadalupe-Palmarejo – We received 10,464 GEOs from our Guadalupe-Palmarejo stream and sold 8,248 GEOs in Q4 2024, with 2,216 GEOs remaining in inventory at December 31, 2024. Production in the current quarter was higher due to higher feed grade and production at Palmarejo.
●	Yanacocha – We recognized 1,730 GEOs during the quarter from our Yanacocha Royalty, which we acquired in August 2024. Newmont reported higher leach pad production in Q4 2024 as a result of the successful use of injection leaching technology. The mine exceeded production guidance of 290,000 for 2024, with 354,000 gold ounces produced in the year.
●	Greenstone – We sold 1,884 GEOs in Q4 2024 from our Greenstone royalty. Production at the mine commenced in May 2024 and commercial production was achieved in November 2024.

The above increases were partly offset by the following:

●	MWS – In Q4 2024, our MWS stream reached its cumulative cap of 312,500 gold ounces and we sold 1,587 GEOs compared to 8,402 GEOs in Q4 2023.
●	Antapaccay – We sold 14,522 GEOs from our Antapaccay stream in Q4 2024, compared to 17,033 GEOs in Q4 2023, reflecting lower planned production and an anticipated higher strip ratio. In addition, mine scheduling in H2 2024 was adjusted in part due to a geotechnical event which occurred in Q2 2024 and temporarily limited pit access.

Diversified

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $64.3 million in revenue, consistent with $64.6 million in Q4 2023. Our Iron Ore assets generated $11.6 million in Q4 2024, compared to $11.2 million in Q4 2023. Our Energy interests contributed $51.9 million in revenue in Q4 2024, slightly higher than $50.5 million in Q4 2023. When converted to GEOs, Diversified assets contributed 24,498 GEOs, down 25.2%, almost entirely due to changes in gold prices used in the conversion of non-gold revenue to GEOs.

Other Mining

●	Vale Royalty – We recorded $8.3 million in revenue from our Vale Royalty in Q4 2024 compared to $9.0 million in Q4 2023. Production from the Northern System benefited from strong production at S11D and lower shipping cost deductions, offset by lower estimated iron ore prices.
●	LIORC – Labrador Iron Ore Royalty Corporation (“LIORC”) contributed $3.3 million in revenue in Q4 2024, compared to $2.2 million in Q4 2023. LIORC declared a cash dividend of C$0.75 per common share in the current period, compared to C$0.45 in Q4 2023.

Energy

●	U.S. – Revenue from our U.S. Energy interests increased to $36.2 million in Q4 2024, compared to $32.8 million in Q4 2023. We benefited from an increase in production due to new wells at our Permian interests and new contributions from additional interests in the Haynesville shale play, which mostly offset the impact of lower realized prices and reduced drilling activity.
●	Canada – Revenue from our Canadian Energy interests decreased in Q4 2024 to $15.7 million from $17.7 million in the prior year quarter due to lower realized prices and higher costs at Weyburn.

2024 Management’s Discussion and Analysis	19

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the three months ended December 31,
(expressed in millions)	2024	2023	Variance
Costs of stream sales	$31.4	$40.9	$(9.5)
Mineral production taxes	0.7	0.6	0.1
Mining costs of sales	$32.1	$41.5	$(9.4)
Energy costs of sales	2.3	3.6	(1.3)
	$34.4	$45.1	$(10.7)

Costs of sales related to our streams were lower compared to Q4 2023, primarily reflecting the decrease in GEOs sold from Cobre Panama. Costs of sales for certain of our streams also vary based on gold prices. Costs of sales related to our Energy assets include royalties payable and production taxes which vary based on revenue, and property taxes which may be reassessed from time to time. Costs of sales incurred in Q4 2024 compared to Q4 2023 are shown below:

2024 Management’s Discussion and Analysis	20

Depletion and Depreciation

Depletion and depreciation expense totaled $60.0 million in Q4 2024, compared to $68.9 million in Q4 2023. Depletion expense incurred in Q4 2024 compared to Q4 2023 is shown below:

Income Taxes

Income tax expense was $46.8 million in Q4 2024, compared to $22.7 million in Q4 2023. The increase in income tax expense was due to tax measures enacted earlier in the year in relation to the OECD’s GMT initiative, as detailed in the “Tax Updates” section on page 10 of this MD&A.

Net Income (Loss) and Adjusted Net Income

Net income for Q4 2024 was $175.4 million, or $0.91 per share, compared to a net loss of $982.5 million, or $5.11 per share, in Q4 2023. The increase is primarily attributable to higher revenue due to an increase in commodity prices, offset by the impact of tax measures enacted in relation to the GMT, discussed above. In addition, the prior period included impairment losses of $1,173.3 million we recognized in Q4 2023 primarily related to Cobre Panama.

Adjusted Net Income for the same period was $183.3 million, or $0.95 per share, compared to $172.9 million, or $0.90 per share, in Q4 2023. Please refer to the “Non-GAAP Financial Measures” section of this MD&A for further details on the computation of Adjusted Net Income.

2024 Management’s Discussion and Analysis	21

Review of Annual Financial Performance

The following table summarizes average commodity prices and average exchange rates during the years presented.

Average prices and rates		2024	2023	Variance
Gold(1)	($/oz)	$2,387	$1,943	22.9%
Silver(1)	($/oz)	28.24	23.39	20.7%
Platinum(1)	($/oz)	955	967	(1.2)%
Palladium(1)	($/oz)	983	1,338	(26.5)%
Iron Ore Fines 62% Fe CFR China	($/tonne)	110	119	(7.6)%

Edmonton Light	(C$/bbl)	98.20	99.55	(1.4)%
West Texas Intermediate	($/bbl)	75.72	77.62	(2.4)%
Henry Hub	($/mcf)	2.41	2.66	(9.4)%

CAD/USD exchange rate(2)		0.7301	0.7411	(1.5)%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the year ended December 31, 2024 and 2023 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the year ended December 31,	2024	2023	Variance	2024	2023	Variance
Commodity
Gold (excluding Cobre Panama)	295,167	290,179	4,988	$706.8	$565.6	$141.2
Silver (excluding Cobre Panama)	48,485	49,370	(885)	117.8	96.5	21.3
PGM	11,628	20,042	(8,414)	28.3	39.8	(11.5)
Precious Metals	355,280	359,591	(4,311)	$852.9	$701.9	$151.0
Iron ore(2)	22,314	24,421	(2,107)	$50.5	$47.2	$3.3
Other mining assets	3,555	6,945	(3,390)	8.2	13.2	(5.0)
Oil	59,030	71,254	(12,224)	128.6	134.9	(6.3)
Gas	15,147	26,659	(11,512)	44.1	54.1	(10.0)
NGL	7,978	9,577	(1,599)	20.3	18.7	1.6
Diversified	108,024	138,856	(30,832)	$251.7	$268.1	$(16.4)
Royalty, stream and working interests (excluding Cobre Panama)	463,304	498,447	(35,143)	$1,104.6	$970.0	$134.6
Interest revenue and other interest income	—	—	—	$8.9	$—	$8.9
Revenue and GEOs (excluding Cobre Panama)	463,304	498,447	(35,143)	$1,113.5	$970.0	$143.5
Cobre Panama	30	128,598	(128,568)	$0.1	$249.0	$(248.9)
Total revenue and GEOs	463,334	627,045	(163,711)	$1,113.6	$1,219.0	$(105.4)

Geography
South America	187,778	189,885	(2,107)	$451.1	$370.7	$80.4
Central America & Mexico (excluding Cobre Panama)	36,199	35,030	1,169	86.0	67.8	18.2
United States	87,212	107,782	(20,570)	205.0	208.0	(3.0)
Canada(2)	76,552	90,464	(13,912)	192.8	177.1	15.7
Rest of World	75,563	75,286	277	178.6	146.4	32.2
Revenue and GEOs (excluding Cobre Panama)	463,304	498,447	(35,143)	$1,113.5	$970.0	$143.5
Cobre Panama	30	128,598	(128,568)	$0.1	$249.0	$(248.9)
Total revenue and GEOs	463,334	627,045	(163,711)	$1,113.6	$1,219.0	$(105.4)

Type
Revenue-based royalties	186,472	196,885	(10,413)	$440.1	$380.0	$60.1
Streams (excluding Cobre Panama)	236,128	244,284	(8,156)	567.8	477.7	90.1
Profit-based royalties	24,447	33,282	(8,835)	57.8	64.9	(7.1)
Other(2)	16,257	23,996	(7,739)	47.8	47.4	0.4
Revenue and GEOs (excluding Cobre Panama)	463,304	498,447	(35,143)	$1,113.5	$970.0	$143.5
Cobre Panama	30	128,598	(128,568)	$0.1	$249.0	$(248.9)
Total revenue and GEOs	463,334	627,045	(163,711)	$1,113.6	$1,219.0	$(105.4)
1	Refer to the “Gold Equivalent Ounces and Net Gold Equivalent Ounces” section of this MD&A for more information on our methodology for calculating GEOs.
2	Includes interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

2024 Management’s Discussion and Analysis	22

We recognized $1,113.6 million in revenue in 2024, down 8.6% from 2023 (+14.8% excluding Cobre Panama). The comparative period includes contributions from Cobre Panama, which remained on P&SM in 2024. Revenue in the current period benefited from higher gold prices, offset by lower realized revenue from our Energy assets. Revenue also includes interest revenue and other interest income of $8.9 million related to our loans receivable.

We earned 76.6% of our 2024 revenue from Precious Metal assets, compared to 78.0% in 2023. Geographically, we remain heavily invested in the Americas, with 83.9% of revenue in 2024, compared to 88.0% in 2023.

We sold 463,334 GEOs in 2024, down 26.1% from 2023 compared to 627,045 GEOs in 2023 (-7.1% excluding Cobre Panama). The decrease in GEOs is largely due to Cobre Panama remaining on P&SM during the year. In addition, the conversion of revenue from our non-gold assets into GEOs was impacted by the outperformance of gold prices relative to other commodities. A comparison of our sources of GEOs in 2024 to 2023 is shown below:

2024 Management’s Discussion and Analysis	23

Precious Metals

Our Precious Metal assets contributed 355,310 GEOs in 2024, down 27.2% from 488,189 GEOs in 2023 (-1.2% excluding Cobre Panama), primarily due to the following:

●	Cobre Panama – With the mine remaining on P&SM throughout the period, we only received nominal deliveries from Cobre Panama during the year, which related to the finalization of sales related to 2023 vessels. Comparatively, we sold 128,598 GEOs in 2023.
●	Antapaccay – We sold 55,329 GEOs from our Antapaccay stream in 2024, compared to 61,158 GEOs in 2023. Copper production at Antapaccay was lower in 2024 than in 2023, reflecting an anticipated higher strip ratio, further impacted by mine sequence delays due to geotechnical challenges in Q2 2024.
●	Sudbury – We sold 3,767 GEOs from our Sudbury PGM stream in 2024, compared to 8,609 GEOs in 2023, reflecting an anticipated decrease in production based on the latest mine plan as well as the impact of a lower conversion ratio due to the underperformance of PGM prices relative to gold.

The above decreases were partly offset by the following factors:

●	Candelaria – We received 70,593 GEOs from Candelaria and sold 67,260 GEOs 2024, with 3,333 GEOs remaining in inventory at December 31, 2024. Comparatively, we sold 66,710 GEOs in 2023. In Q2 2024, mining rates were impacted by the interface of the open pit and historic underground mining stopes, requiring more stockpiled ore to be processed which reduced grades and recoveries. With access to higher grade ore and improved runtime in the SAG mills improving since then, production improved significantly in H2 2024.
●	Tocantinzinho – We received 6,480 GEOs from Tocantinzinho and sold 5,813 GEOs in 2024, with 667 GEOs remaining in inventory at December 31, 2024. There were no GEOs sold in the comparative period as the production at the mine commenced in July 2024.
●	Subika (Ahafo) – We sold 14,735 GEOs in 2024, compared to 9,998 GEOs in 2023, reflecting higher mill throughput and higher ore grade milled.

Diversified

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $251.7 million in revenue in 2024, compared to $268.1 million in 2023. Our Iron Ore assets generated $50.5 million in 2024, a slight increase compared to $47.2 million in 2023. Our Energy interests contributed $193.0 million in revenue in 2024, compared to $207.7 million in 2023. When converted to GEOs, Diversified assets contributed 108,024 GEOs in 2024, down 22.2% compared to 2023, of which 19.6% was due to changes in gold prices used in the conversion of non-gold revenue into GEOs.

Other Mining

●	Vale Royalty – Revenue from Vale was $36.7 million in 2024 compared to $35.1 million in 2023, reflecting higher anticipated iron ore sales in 2024, partly offset by lower iron ore prices. Vale reported that the Northern System benefited from record production at S11D and higher shipments reflecting enhanced operational stability.
●	LIORC – LIORC contributed $13.8 million in revenue in 2024 compared to $12.1 million in 2023. While IOC production improved in the first half of the year compared to the prior year, wildfires in Northern Quebec impacted operations in July 2024.
●	Caserones – Revenue from our effective NSR on the Caserones mine was $3.9 million in 2024 compared to $5.8 million in 2023. Production during the year was impacted by labour action in August 2024, as well as mine sequencing changes which reduced grades and impacted recoveries in Q4 2024. In addition, in January 2024, EMX acquired a portion of our interest in Caserones, reducing our effective NSR interest compared to 2023.

Energy

●	U.S. – Revenue from our U.S. Energy interests decreased to $125.0 million in 2024, compared to $135.0 million in 2023 primarily due to lower gas prices and reduced drilling activity, partly offset by new contributions from additional Haynesville interests. In addition, revenue in 2023 included catch-up royalty payments of $7.0 million related to production from prior periods in the Permian Basin.
●	Canada – Revenue from our Canadian Energy interests decreased to $68.0 million in 2024, compared to $72.7 million in 2023 due to a decrease in realized prices from our Weyburn interests.

2024 Management’s Discussion and Analysis	24

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the year ended December 31,
(expressed in millions)	2024	2023	Variance
Costs of stream sales	$114.3	$164.5	$(50.2)
Mineral production taxes	2.5	2.1	0.4
Mining costs of sales	$116.8	$166.6	$(49.8)
Energy costs of sales	12.2	12.7	(0.5)
	$129.0	$179.3	$(50.3)

Costs of sales related to our streams in 2024 decreased relative to 2023, primarily reflecting the decrease in GEOs sold from Cobre Panama. Costs of sales for certain of our streams also vary based on gold prices. Costs of sales related to our Energy assets include royalties payable and production taxes which vary based on revenue, and property taxes which may be reassessed from time to time. Costs of sales incurred in 2024 compared to 2023 are shown below:

Depletion and Depreciation

Depletion and depreciation expense totaled $225.3 million in 2024 compared to $273.1 million in 2023, reflecting the decrease in GEOs sold in the current period. Depletion expense incurred in 2024 compared to 2023 is shown below:

2024 Management’s Discussion and Analysis	25

Income Taxes

Income tax expense was $211.8 million in 2024, compared to $102.2 million in 2023. The increase in income tax expense was due to tax measures enacted during the year in relation to the OECD’s GMT initiative, as detailed in the “Tax Updates” section on page 10 of this MD&A.

Net Income (Loss) and Adjusted Net Income

Net income in 2024 was $552.1 million, or $2.87 per share, compared to net loss of $466.4 million, or $2.43 per share in 2023. The net loss in the prior year was due to impairment losses of $1,173.3 million recognized in Q4 2023 primarily related to Cobre Panama. Net income in 2024 was impacted by the loss of revenue from Cobre Panama being on P&SM throughout the year and the impact of tax measures enacted in relation to the GMT, discussed above. These were largely offset by an increase in commodity prices as well as contributions from newly producing mines and recently acquired assets.

Adjusted Net Income was $618.1 million, or $3.21 per share, compared to $683.1 million, or $3.56 per share, in 2023. For purposes of computing Adjusted Net Income, amounts which are not related to the current year resulting from the enactment of GMT measures were adjusted so users may understand what net income would have been had it only included income tax expense related to income earned in the current year. As such, we adjusted for the deferred tax expense of $49.1 million recognized in relation to the remeasurement of our deferred tax liability due to the changes in the Barbados tax rate. Please refer to the “Tax Updates” for further details, and to the “Non-GAAP Financial Measures” section of this MD&A for further details on the computation of Adjusted Net Income.

Impairment Losses

2024

For the year ended December 31, 2024, we did not recognize any impairment losses or reversals.

2023

In the prior year, we recognized the following impairment losses:

(expressed in millions)	2023
Royalty, stream and working interests, net
Cobre Panama	$1,169.2
Energy exploration assets	4.1
$1,173.3

Cobre Panama

For the year ended December 31, 2023, the Company assessed the Cobre Panama Cash-Generating Unit (“CGU”) for indicators of impairment. The Company carried out an impairment assessment to determine the recoverable amount of the Cobre Panama CGU. The recoverable amount, in accordance with IAS 36, was determined to be nil at December 31, 2023 and the Company recognized a full impairment loss of $1,169.2 million in the year ended December 31, 2023.

In the event that there is a change in the facts and circumstances surrounding the halting of production at Cobre Panama, and there is a resumption of precious metal stream deliveries to Franco-Nevada, an assessment of the recoverable amount of the Cobre Panama CGU will be performed at that time, which may lead to a reversal of part or all of the impairment loss that has been recognized.

In addition, Franco-Nevada has initiated international arbitration proceedings. Refer to “Contingencies” section of this MD&A for further details. This impairment was taken without prejudice to, or without attributing any specific value to, the legal remedies that may be obtained through any arbitration proceedings or otherwise.

Energy Exploration Assets

The Company was notified, pursuant to various royalty agreements, that the explorer/developer of certain of the Company’s Energy assets had abandoned tenements, concessions or ground which was subject to royalty rights held by the Company. As a result, the Company wrote-off the carrying value of the associated exploration assets to nil. For the year ended December 31, 2023, the total amount written off was $4.1 million.

2024 Management’s Discussion and Analysis	26

General and Administrative, Share-Based Compensation Expenses and Cobre Panama Arbitration Expenses

The following table provides a breakdown of general and administrative (“G&A”) expenses and share-based compensation (“SBC”) expenses incurred for the periods presented:

	For the three months ended December 31,			For the year ended December 31,
(expressed in millions)	2024	2023	Variance	2024	2023	Variance
Salaries and benefits	$2.8	$2.5	$0.3	$10.1	$10.2	$(0.1)
Professional fees	2.2	1.2	1.0	7.4	5.2	2.2
Community contributions	0.6	1.4	(0.8)	1.6	1.4	0.2
Board of Directors' costs	0.1	0.1	—	0.4	0.5	(0.1)
Office, insurance and other expenses	3.2	0.9	2.3	7.1	6.2	0.9
General and administrative expenses	$8.9	$6.1	$2.8	$26.6	$23.5	$3.1
Share-based compensation expenses	1.0	(1.9)	2.9	8.0	4.4	3.6
Cobre Panama arbitration expenses	2.1	1.0	1.1	6.3	1.0	5.3
	$12.0	$5.2	$6.8	$40.9	$28.9	$12.0

G&A (including Cobre Panama arbitration expenses) and SBC expenses represented 3.7% of revenue in 2024, up from 2.4% in 2023. The increase was primarily due to legal expenses incurred in relation to the arbitration proceedings for Cobre Panama as well as an increase in SBC expenses. SBC expenses include expenses related to equity-settled stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”), as well as the mark-to-market gain or loss related to the DSUs. G&A expenses also include business development expenses, which vary based on the level of business development related activities in the period and the timing of the closing of transactions. Community contributions relate to the environmental and social initiatives we contribute to for the benefit of the communities where we operate, or own assets.

Other Expenses and Income

Foreign Exchange and Other Expenses/Income

The following table provides a list of foreign exchange and other expenses/income incurred for the periods presented:

	For the three months ended December 31,			For the year ended December 31,
(expressed in millions)	2024	2023	Variance	2024	2023	Variance
Foreign exchange (loss) gain	$(6.1)	$0.2	$(6.3)	$(14.7)	$2.3	$(17.0)
Changes in fair value of financial instruments	(2.0)	11.3	(13.3)	(6.0)	11.3	(17.3)
Other (expense) income	0.1	0.8	(0.7)	—	0.8	(0.8)
	$(8.0)	$12.3	$(20.3)	$(20.7)	$14.4	$(35.1)

Of the total foreign exchange loss of $14.7 million recognized in the year ended December 31, 2024, $12.9 million was an unrealized foreign exchange loss and $1.8 million was a realized foreign exchange loss. The foreign exchange loss largely related to our cash balances held in Brazilian Reais received from our Vale royalty, relative to the U.S. dollar which strengthened during the year. Under IFRS Accounting Standards, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income (loss). The parent company’s functional currency is the Canadian dollar, while the functional currency of certain subsidiaries is the U.S. dollar.

Changes in fair value of financial instruments comprise the mark-to-market gains or losses of warrants and other derivative instruments we hold. In addition, on June 26, 2024, we received full repayment of the Skeena Convertible Debenture and recognized a loss on the fair value of the debenture, which had a convertible feature, upon derecognition of the loan receivable.

2024 Management’s Discussion and Analysis	27

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended December 31,			For the year ended December 31,
(expressed in millions)	2024	2023	Variance	2024	2023	Variance
Finance income
Interest	$13.5	$16.3	$(2.8)	$60.6	$52.3	$8.3
	$13.5	$16.3	$(2.8)	$60.6	$52.3	$8.3
Finance expenses
Standby charges	$0.6	$0.6	$—	$2.1	$2.3	$(0.2)
Amortization of debt issue costs	—	0.1	(0.1)	0.4	0.5	(0.1)
Accretion of lease liabilities	0.1	0.1	—	0.1	0.1	—
	$0.7	$0.8	$(0.1)	$2.6	$2.9	$(0.3)

Finance income is earned on our cash and cash equivalents. The increase in finance income in 2024 is due to the increase in our cash and cash equivalents and the increase in yields compared to the prior year.

Finance expenses consist of standby charges, which represent the costs of maintaining our Corporate Revolver based on the unutilized portion of our credit facility and the amortization of costs incurred with respect to the initial set-up or subsequent amendments of our Corporate Revolver. In 2024 and 2023, we did not incur interest expense as we did not borrow any amounts under our Corporate Revolver.

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters(1) is set out below:

(in millions, except Average Gold Price, Adjusted EBITDA Margin, Adjusted Net Income Margin, GEOs, Net GEOs, per GEO	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
amounts and per share amounts)	2024	2024	2024	2024	2023	2023	2023	2023
Revenue	$321.0	$275.7	$260.1	$256.8	$303.3	$309.5	$329.9	$276.3
Costs and expenses(2)	103.6	93.7	91.1	98.6	1,290.9	122.5	129.4	104.2
Operating income (loss)	217.4	182.0	169.0	158.2	(987.6)	187.0	200.5	172.1
Other income	4.8	12.9	5.8	13.8	27.8	13.0	11.0	12.0
Income tax expense	46.8	42.2	95.3	27.5	22.7	24.9	27.0	27.6
Net income (loss)	175.4	152.7	79.5	144.5	(982.5)	175.1	184.5	156.5
Basic earnings (loss) per share	$0.91	$0.79	$0.41	$0.75	$(5.11)	$0.91	$0.96	$0.82
Diluted earnings (loss) per share	$0.91	$0.79	$0.41	$0.75	$(5.11)	$0.91	$0.96	$0.81
Net cash provided by operating activities	$243.0	$213.6	$194.4	$178.6	$283.5	$236.0	$261.9	$209.8
Net cash used in investing activities	(31.1)	(279.0)	(36.7)	(190.5)	(104.2)	(173.7)	(160.6)	(102.6)
Net cash used in financing activities	(62.0)	(61.1)	(59.2)	(58.1)	(59.8)	(56.8)	(56.9)	(56.6)
Average Gold Price(3)	$2,662	$2,477	$2,338	$2,072	$1,976	$1,929	$1,978	$1,889
GEOs sold(4)	120,063	110,110	110,264	122,897	152,351	160,848	168,515	145,331
Net GEOs sold(4)	107,140	97,232	97,817	106,681	129,527	135,498	144,703	125,105
Cash Costs(5)	$34.4	$31.9	$29.1	$33.6	$45.1	$48.9	$47.1	$38.2
Cash Costs(5) per GEO sold	$287	$290	$264	$273	$296	$304	$280	$263
Adjusted EBITDA(5)	$277.4	$236.2	$221.9	$216.1	$254.6	$255.1	$275.6	$229.4
Adjusted EBITDA(5) per share	$1.44	$1.23	$1.15	$1.12	$1.33	$1.33	$1.44	$1.20
Adjusted EBITDA Margin(5)	86.4%	85.7%	85.3%	84.2%	83.9%	82.4%	83.5%	83.0%
Adjusted Net Income(5)(6)	$183.3	$153.9	$144.9	$136.1	$172.9	$175.1	$182.9	$152.2
Adjusted Net Income(5)(6) per share	$0.95	$0.80	$0.75	$0.71	$0.90	$0.91	$0.95	$0.79
Adjusted Net Income Margin(5)(6)	57.1%	55.8%	55.7%	53.0%	57.0%	56.6%	55.4%	55.1%
1	Sum of the quarters may not add up to yearly total due to rounding.
2	Includes impairment losses on royalty, stream and working interests of $1,173.3 million in Q4 2023.
3	Based on LBMA Gold Price PM Fix.
4	Refer to the “Gold Equivalent Ounces and Net Gold Equivalent Ounces” section of this MD&A for more information on our methodology for calculating GEOs and Net GEOs.
5	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information on each non-GAAP financial measure.
6	Adjusted Net Income, Adjusted Net Income per share, and Adjusted Net Income Margin for Q1 2024 were recalculated to include $9.9 million in income tax expense which was recognized in Q2 2024 but related to the retroactive application of tax measures enacted in relation to the OECD’s GMT initiative pertaining to income earned in Q1 2024.

2024 Management’s Discussion and Analysis	28

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

	At December 31,	At December 31,
(expressed in millions, except debt-to-equity ratio)	2024	2023
Cash and cash equivalents	$1,451.3	$1,421.9

Current assets	1,716.8	1,615.3
Non-current assets	4,613.6	4,378.8
Total assets	$6,330.4	$5,994.1

Current liabilities	$67.5	$39.2
Non-current liabilities	266.3	185.8
Total liabilities	$333.8	$225.0

Total shareholders’ equity	$5,996.6	$5,769.1

Total common shares outstanding	192.6	192.2
Capital management measures
Available capital	$2,433.6	$2,402.6
Debt-to-equity	—	—

Assets

Total assets were $6,330.4 million as at December 31, 2024 compared to $5,994.1 million as at December 31, 2023. Our non-current asset base is primarily comprised of royalty, stream and working interests, loans receivable and investments, while our current assets are primarily comprised of cash and cash equivalents and receivables. The increase in assets compared to December 31, 2023 primarily reflects a net increase in our royalty, stream and working interests due to the acquisitions of the Yanacocha Royalty of $210.0 million, Haynesville royalties of $112.5 million funded in Q1 2024, and the initial funding under our Cascabel stream of $23.4 million, offset by depletion and foreign exchange translation adjustments. We also invested $74.5 million in equity investments, primarily in G Mining Ventures, and have $110.0 million as outstanding loans receivable from G Mining Ventures and EMX.

Liabilities

Total liabilities as at December 31, 2024 increased compared to December 31, 2023, largely due to an increase in current and deferred income tax liabilities as a result of tax measures enacted during the year in relation to the GMT, as further detailed in the “Tax Updates” section on page 10 of this MD&A.

Shareholders’ Equity

Shareholders’ equity increased compared to December 31, 2023 as a result of earning net income of $552.1 million in 2024 and an increase in the fair value of our equity investments which are recorded at fair value through other comprehensive income. These were offset by dividends of $277.0 million of which $34.6 million was settled through the issuance of common shares pursuant to the DRIP and other comprehensive loss, net of tax, of $131.3 million due to currency translation adjustments.

2024 Management’s Discussion and Analysis	29

Liquidity and Capital Resources

Cash flow for the periods ended December 31, 2024 and 2023 was as follows:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions)	2024	2023	2024	2023
Net cash provided by operating activities	$243.0	$283.5	$829.5	$991.2
Net cash used in investing activities	(31.1)	(104.2)	(537.3)	(541.1)
Net cash used in financing activities	(62.0)	(59.8)	(240.4)	(230.1)
Effect of exchange rate changes on cash and cash equivalents	(15.9)	5.3	(22.4)	5.4
Net change in cash and cash equivalents	$134.0	$124.8	$29.4	$225.4

Operating Cash Flow

Net cash provided by operating activities was $243.0 million in Q4 2024 (Q4 2023 – $283.5 million). For 2024, net cash provided by operating activities was $829.5 million (2023 – $991.2 million). Operating cash flow in the 2024 periods was lower than in the same periods in 2023 primarily due to an increase in current tax expense as a result of the implementation of the Barbados Corporate Tax Reform and GMT during the year as well as a reduction in our non-cash working capital. In addition, the timing of the sale of gold and silver bullion we receive as settlement for certain of our royalties may vary from period to period. In 2024, we also posted an additional cash deposit in the amount of $18.2 million (C$24.5 million) in connection with the CRA audit.

Investing Activities

Net cash used in investing activities was $31.1 million in Q4 2024 (Q4 2023 - $104.2 million). Investing activities in the current quarter was primarily related to our exercise of share purchase warrants to acquire common shares of G Mining Ventures for $15.5 million (C$21.9 million).

For 2024, investing activities included the above-noted transactions for Q4 2024, as well as the acquisition of the Yanacocha royalty of $210.0 million, the advance of $34.7 million to EMX under our term loan agreement, the initial funding of $23.4 million for our Cascabel stream, the net advance of $73.5 million under our G Mining Ventures Term Loan agreement, the payment of an additional up-front deposit of $10.0 million to amend our Condestable stream, and the payment of $112.5 million upon closing of our second portfolio of royalties in Haynesville. We also advanced $10.0 million to SolGold in Q2 2024, which was subsequently repaid in full. These cash outflows were offset by proceeds received from the repayment of the Skeena Convertible Debentures of $18.9 million, the exercise of a buy-back option by Fortuna in connection with our Séguéla NSR for $6.5 million, and proceeds related to the exercise of an option by EMX in connection with our effective royalty interest in Caserones of $4.7 million.

Financing Activities

For Q4 2024 and 2024, net cash used in financing activities was $62.0 million and $240.4 million, respectively (Q4 2023 and 2023 – $59.8 million and $230.1 million, respectively) which was primarily related to the payment of dividends.

2024 Management’s Discussion and Analysis	30

Capital Resources

Our cash and cash equivalents totaled $1,451.3 million as at December 31, 2024 (December 31, 2023 – $1,421.9 million). In addition, we held investments of $325.5 million (December 31, 2023 – $254.5 million). Of the total investments held, $316.8 million was held in publicly-traded equity instruments (December 31, 2023 – $241.8 million). Of the $316.8 million held in publicly-traded equity instruments, $127.3 million relates to our holdings of LIORC (December 31, 2023 – $152.7 million) which we consider being equivalent to a royalty and therefore hold as a long-term strategic investment.

As at the date of this MD&A, we have one unsecured revolving credit facility available of $1.0 billion, with an accordion of $250.0 million. In June 2024, we amended the Corporate Revolver agreement to extend its term to June 3, 2029. Advances under the Corporate Revolver bear interest depending upon the currency of the advance and Franco-Nevada’s leverage ratio as referenced in Note 13 of our financial statements for the year ended December 31, 2024. As at December 31, 2024, while we have no amounts outstanding against the Corporate Revolver, we have three standby letters of credit in the amount of $17.7 million (C$25.5 million) in relation to the audit by the CRA, as referenced in the “Contingencies” section of this MD&A. These standby letters of credit reduce the available balance under the Corporate Revolver. As at March 8, 2025, we have a total of $982.3 million available under the Corporate Revolver.

Management’s objectives when managing capital are:

(a)	when capital is not being used for long-term investments, ensure its preservation and availability by investing in low-risk investments with high liquidity; and
(b)	to ensure that adequate levels of capital are maintained to meet Franco-Nevada’s operating requirements and other current liabilities.

As at December 31, 2024, our cash and cash equivalents are held in cash and term deposits with several financial institutions. Certain investments with maturities upon acquisition of 3 months, or 92 days or less, were classified as term deposits within cash and cash equivalents on the statement of financial position.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars. The effect of volatility in these currencies against the U.S. dollar impacts our general and administrative expenses and the depletion of our royalty, stream and working interests incurred in our Canadian and Australian entities due to their respective functional currencies. During Q4 2024, the Canadian dollar traded in a range of $0.6937 to $0.7510, ending at $0.6950, and the Australian dollar traded between $0.6204 and $0.6924, ending at $0.6204.

Our near-term cash requirements include funding obligations related to our stream with Sibanye-Stillwater on the Western Limb Mining Operations (which we funded subsequent to year-end, on February 28, 2025), our royalty and term loan with Discovery in connection with the Porcupine Complex which is expected to close in Q2 2025, the pre-construction installments in relation to our Cascabel stream, the Royalty Acquisition Venture with Continental, and other capital commitments and contingent payments as outlined in the “Contingencies – Capital Commitments” section of this MD&A. We also have purchase commitments for the ongoing cost per ounce under stream agreements as outlined in the “Contingencies – Purchase Commitments” section of this MD&A, corporate administration costs, certain costs of operations, commitments under our various environmental and social initiatives, payment of dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues. As a royalty and stream company, we are subject to limited requirements for capital expenditures beyond our initial commitments at the time of entering into our agreements. Other than the investments we are committed to, as detailed in the “Contingencies” section of this MD&A, the acquisition of additional royalties, streams or other investments are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities, or the use of our Corporate Revolver. We believe that our current cash resources, available credit facility, and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

2024 Management’s Discussion and Analysis	31

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metal agreements as at December 31, 2024:

	Attributable payable
	production to be purchased					Per ounce cash payment (1),(2)					Term of	Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	agreement(3)	contract
Antamina	—%		22.5	% (4)	—%	n/a		5	% (5)	n/a	40 years	7-Oct-15
Antapaccay	—	% (6)	—	% (7)	—%	20	% (8)	20	% (9)	n/a	40 years	10-Feb-16
Candelaria	68	% (10)	68	% (10)	—%	$400		$4.00		n/a	40 years	6-Oct-14
Cascabel	14	% (11)	—%		—%	20	% (12)	n/a		n/a	40 years	15-Jul-24
Cobre Panama Fixed Payment Stream	—	% (13)	—	% (14)	—%	$418	(15)	$6.27	(16)	n/a	40 years	19-Jan-18
Cobre Panama Floating Payment Stream	—	% (17)	—	% (18)	—%	20	% (19)	20	% (20)	n/a	40 years	19-Jan-18
Condestable	—	% (21)	—	% (22)	—%	20	% (23)	20	% (24)	n/a	40 years	27-Mar-24
Guadalupe-Palmarejo	50%		—%		—%	$800		n/a		n/a	40 years	2-Oct-14
Karma	4.875%		—%		—%	20	% (25)	n/a		n/a	40 years	11-Aug-14
Sabodala	—	% (26)	—%		—%	20	% (27)	n/a		n/a	40 years	25-Sep-20
Sudbury (28)	50%		—%		50%	$400		n/a		$400	40 years	15-Jul-08
Tocantinzinho	12.5	% (29)	—%		—%	20	% (30)	n/a		n/a	40 years	18-Jul-22
Cooke 4	7.0%		—%		—%	$400		n/a		n/a	40 years	5-Nov-09

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Cascabel, Guadalupe-Palmarejo, Karma, Sabodala and Tocantinzinho.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11	Percentage decreases to 8.4% after 525,000 ounces of gold have been delivered to Franco-Nevada (Barbados) Corporation under the agreement.
12	Purchase price is 20% of the spot price of gold at the time of delivery.
13	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.
14	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.
15	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce, subject to an annual inflationary adjustment. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable fixed gold price of $100 per ounce until the end of Q2 2023.
16	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce, subject to an annual inflationary adjustment.
17	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.
18	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.
19	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable floating gold price of $100 per ounce until the end of Q2 2023.
20	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
21	Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 37.5% of the gold in concentrate.
22	Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 37.5% of the silver in concentrate.
23	Purchase price is 20% of the spot price of gold at the time of delivery.
24	Purchase price is 20% of the spot price of silver at the time of delivery.
25	Purchase price is 20% of the average gold price at the time of delivery.
26	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
27	Purchase price is 20% of prevailing market price at the time of delivery.
28	Franco-Nevada is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.
29	Percentage decreased to 7.5% after 300,000 ounces of gold have been delivered under the agreement.
30	Purchase price is 20% of the spot price of gold at the time of delivery.

2024 Management’s Discussion and Analysis	32

Capital Commitments

As at December 31, 2024, we have the following investment commitments with respect to our royalty and stream interests:

Asset	Commitment	Obligating Event
Western Limb Mining Operations stream	$500.0 million	Without limitation, completion of customary closing conditions, including approval from the South African Reserve Bank
Cascabel stream	$501.6 million

Without limitation, completion of key development milestones, receipt of all material permits, a construction decision approved by the board of directors of SolGold plc, and availability of the remainder of the required project financing

Royalty Acquisition Venture with Continental	$46.3 million	Acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental, triggering funding requirements by the Company
Yanacocha royalty	118,534 Franco-Nevada common shares (equivalent to $15.0 million at closing)	Achievement of commercial production and receipt of royalty payments from the Conga project for a full year within 20 years of the August 13, 2024 purchase agreement
Copper World royalty	$12.5 million

50% of commitment payable upon the project having all necessary permits and approvals and being free of legal challenges. 50% of commitment payable upon Franco-Nevada receiving royalty payments from the operator. Proportionate reduction of such contingent payments for a smaller-scale mine having anticipated life of mine production of copper contained in concentrate between 550,000 short tons and 1,703,000 short tons

Salares Norte (Rio Baker) royalty	$8.0 million	Receipt of Rio Baker royalty payments (excluding proceeds from the exercise by Gold Fields Limited of a partial buy back option on the royalty) in excess of $15 million
Royalty with EMX Royalty Corporation	$5.5 million	Sourcing by EMX of newly created precious metals and copper royalties meeting specified criteria within three years of the June 27, 2023 joint acquisition agreement
Eskay Creek royalty	C$4.5 million

Skeena Resources having obtained mineral and surface rights to the materials contained in the Albino Lake storage facility, and such materials containing at least 300,000 ounces of contained gold that are contemplated to be mined in a mine plan approved by the board of Skeena Resources

Subsequent to year-end, we committed to a financing package of approximately $448.6 million to Discovery in connection with the Porcupine Complex, as referenced in the “Corporate Developments” section of this MD&A. We also funded $0.55 million for the acquisition of the Urasar royalty as part of our agreement with EMX.

The commitments in the above table are expected to be primarily funded from cash and cash equivalents on hand and cash flows from operating activities over the next few years. We also have commitments related to environmental and social initiatives in connection with our acquisition of royalty and stream interests.

Contingencies

(a)	Cobre Panama

Cobre Panama has been on P&SM with production halted since November 2023.

On March 8, 2023, First Quantum and its subsidiary, MPSA, and the GOP announced that an agreement had been reached on the terms and conditions for the Revised Concession Contract. On October 20, 2023, the National Assembly adopted Law 406, which gave the Revised Concession Contract the status of legislation. The GOP shortly thereafter withdrew support for the Revised Concession Contract and Law 406. On November 27, 2023, the Supreme Court issued a ruling (released publicly the following day) declaring Law 406 unconstitutional and stating that the effect of the ruling was that the Revised Concession Contract purportedly no longer exists, although it did not order the closure of the Cobre Panama mine. The GOP thereafter took further steps against the mine.

Franco-Nevada is pursuing legal avenues to protect its investment in Cobre Panama and is of the view that it has rights under international law. On November 23, 2023, we notified MICI of our intent to initiate arbitration to enforce our rights under international law (“Notice of Intent”) pursuant to the Canada-Panama Free Trade Agreement (the “FTA”). On February 22, 2024, we filed an updated Notice of Intent (the “Updated Notice of Intent”) reiterating our intent to commence arbitration under the FTA. On June 27, 2024, the Company filed a request for arbitration to the International Centre for Settlement of Investment Disputes, specifying that the Company presently and preliminarily estimates its damages to be at least $5 billion, subject to further analysis and development. In Q4 2024, members of the tribunal were selected and appointed, and the tribunal was constituted on December 9, 2024. The hearing is scheduled to be held in October 2026.

While Franco-Nevada is continuing to pursue these legal remedies, the Company strongly prefers and hopes for a resolution with the State of Panama providing the best outcome for the Panamanian people and all parties involved.

2024 Management’s Discussion and Analysis	33

(b)	Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2013-2021 taxation years.

Transfer Pricing Reassessments

The Company has received reassessments from the CRA made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”). The following table provides a summary of the CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)
Transfer Pricing (Mexico)

Transfer pricing provisions in the Act apply such that a majority of the income earned by the Company’s Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.

2013-2016

For 2013-2016:

Tax: $20.8 (C$29.9)

Transfer pricing penalties: $8.3 (C$12.0)

Interest and other penalties: $16.9 (C$24.2)

The amounts set forth above do not include any potential relief under the Canada-Mexico tax treaty.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments for this issue are expected for subsequent years.

Transfer Pricing (Barbados)

Transfer pricing provisions in the Act apply such that a majority of the income relating to certain precious metal streams earned by the Company’s Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.

2014-2019

For 2014-2019:

Tax: $77.1 (C$110.7)

Transfer pricing penalties:

$12.2 (C$17.6) for 2014-2017;

$17.0 (C$24.4) for 2018-2019 under review

Interest and other penalties: $35.4 (C$50.8)

If the CRA were to reassess the 2020-2024 taxation years on the same basis:

Tax: $273.0 (C$392.8)

Transfer pricing penalties: $103.2 (C$148.5)

Interest and other penalties: $60.1 (C$86.5)

(i)	Mexico (2013-2016)

In December of 2018, 2019, and 2021, the Company received Notices of Reassessment from the CRA for taxation years 2013 (the “2013 Reassessment”), 2014 and 2015 (the “2014-2015 Reassessments”), and 2016 (the “2016 Reassessment”, collectively with the 2013 Reassessment and the 2014-2015 Reassessments, the “2013-2016 Reassessments”) in relation to its Mexican subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013-2016 Reassessments result in additional Federal and provincial income taxes of $20.8 million (C$29.9 million) plus estimated interest (calculated to December 31, 2024) and other penalties of $16.9 million (C$24.2 million) but before any relief under the Canada-Mexico tax treaty.

Subsequently, the CRA issued revised 2013-2016 Reassessments to include transfer pricing penalties of $8.3 million (C$12.0 million). The Company has filed formal Notices of Objection with the CRA against the 2013-2016 Reassessments and has posted security in the form of cash and standby letter of credit for 50% of the reassessed amounts, as referenced in Note 11 and Note 13 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2013 Reassessment and the 2014-2015 Reassessments.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments are expected for subsequent years.

For taxation years 2013 through 2016, the Company’s Mexican subsidiary paid a total of $34.1 million (490.3 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

2024 Management’s Discussion and Analysis	34

(ii)	Barbados (2014-2021)

The 2014-2015 Reassessments, 2016 Reassessment, and a Notice of Reassessment received by the Company in December 2021 for taxation year 2017 (the “2017 Reassessment”, collectively with the 2014-2015 Reassessments and the 2016 Reassessment, the “2014-2017 Reassessments”) also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $32.4 million (C$46.5 million) plus estimated interest (calculated to December 31, 2024) and other penalties of $16.8 million (C$24.0 million).

Subsequently, the CRA issued revised 2014-2017 Reassessments to include transfer pricing penalties of $12.2 million (C$17.6 million). The Company has filed formal Notices of Objection with the CRA against the 2014-2017 Reassessments and has posted security in the form of cash and standby letter of credit for 50% of the reassessed amounts, as referenced in Note 11 and Note 13 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2014-2015 Reassessments.

On December 6, 2023, the Company received a Notice of Reassessment for its 2018 taxation year (the “2018 Reassessment”) and on November 14, 2024 the Company received a Notice of Assessment for its 2019 taxation years (the “2019 Reassessment”, and collectively with the 2013-2016 Reassessments, the 2017 Reassessment, and the 2018 Reassessment, the “Transfer Pricing Reassessments”). The 2018 and 2019 Reassessments reassess the Company in relation to its Barbadian subsidiary on the same basis as the 2014-2017 Reassessments, resulting in additional Federal and provincial income taxes of $16.1 million (C$23.1 million) for 2018 and $28.6 million (C$41.1 million) for 2019 plus estimated interest (calculated to December 31, 2024) and other penalties of $7.2 million (C$10.4 million) for 2018 and $11.4 million (C$16.4 million) for 2019. The Company has filed a formal Notice of Objection with the CRA against the 2018 Reassessment and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 11 of the financial statements. Subsequent to year-end, the Company filed a formal Notice of Objection with the CRA against the 2019 Reassessment and intends to post security in the form of standby letter of credit for 50% of the reassessed amounts. The 2018 and 2019 Reassessments did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amounts would be approximately $6.1 million (C$8.8 million) for 2018 and $10.9 million (C$15.6 million) for 2019.

If the CRA were to reassess the Company for taxation years 2020 through 2024 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $273.0 million (C$392.8 million), transfer pricing penalties of approximately $103.2 million (C$148.5 million) plus interest (calculated to December 31, 2024) and other penalties of approximately $60.1 million (C$86.5 million).

For the 2024 taxation year, the Company’s Barbadian subsidiary expects to pay a total of $54.4 million in cash taxes to the Barbadian tax authorities on income earned in Barbados, as it is subject to an effective 15% tax rate resulting from the Government of Barbados enacting legislation to implement tax measures in response to the OECD Pillar Two Global Minimum Tax initiatives. If required, the Company intends to seek relief from double taxation under the Canada-Barbados tax treaty.

In Q2 2024 and Q3 2024, the CRA expanded its audit to include the 2020 and 2021 taxation years, respectively. The Company has not received any proposal or Notices of Reassessment for the 2020 and 2021 taxation years in connection with this audit.

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no liabilities have been recorded in the financial statements of the Company for the Transfer Pricing Reassessments, or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the Transfer Pricing Reassessments are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

2024 Management’s Discussion and Analysis	35

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our material accounting policies and estimates are disclosed in Notes 2 and 3 of our financial statements for the year ended December 31, 2024.

New and Amended Accounting Standards

The following standards were effective and implemented as of January 1, 2024.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”). The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by the entity’s expectation or events after the reporting date. Covenants of loan arrangements will affect the classification of a liability as current or non-current if the entity must comply with a covenant either before or at the reporting date, even if the covenant is only tested for compliance after the reporting date. There was no significant impact on our financial statements as a result of the adoption of these amendments.

New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”). The amendments clarify the date of recognition and derecognition of financial assets and liabilities, clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (“SPPI”) criterion, add new disclosures for financial instruments with contractual terms that can change cash flows, and update the disclosure for equity investments designated at FVTOCI. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. The Company is currently assessing the impact of the amendments.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR+ at www.sedarplus.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of March 8, 2025, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	192,552,695
Issuable upon exercise of Franco-Nevada options(1)	632,380
Issuable upon vesting of Franco-Nevada RSUs(2)	111,359
Diluted common shares	193,296,434
1	There were 632,380 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$59.52 to C$194.65 per share. The above table assumes all stock options are exercisable.
2	There were 35,339 time-based RSUs and 76,020 performance-based RSUs. Vesting of the performance-based RSUs are subject to the achievement of certain performance criteria and a performance multiplier which will range from 0% to 150% of the number granted. The above table assumes a performance multiplier of 100% of performance-based RSUs granted.

During the year ended December 31, 2024, we did not issue or have any outstanding preferred shares.

2024 Management’s Discussion and Analysis	36

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this MD&A is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

An evaluation was carried out by our management, with the participation of our President & Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of Franco-Nevada’s internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on that evaluation, management, under the supervision of our President & CEO and CFO, has concluded that Franco- Nevada’s internal control over financial reporting was effective as of December 31, 2024.

An evaluation was also carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a–15(e) and Rule 15d–15(e) under the U.S. Securities Exchange Act of 1934), and based on this evaluation, management concluded that Franco-Nevada’s disclosure controls and procedures were effective as of December 31, 2024.

For the year ended December 31, 2024, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Management’s report on the effectiveness of internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the U.S. Securities Exchange Act of 1934) is included in the Management’s Report on Internal Control over Financial Reporting that accompanies Franco-Nevada’s annual consolidated financial statements for the fiscal year ended December 31, 2024.

Gold Equivalent Ounces and Net Gold Equivalent Ounces

Gold Equivalent Ounces

GEOs include Franco-Nevada’s attributable share of production from all of our royalties, streams and working interests, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics.

Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price tables on pages 17 and 22 of this MD&A for indicative prices which may be used in the calculation of GEOs for the years ended December 31, 2024 and 2023, respectively.

2024 Management’s Discussion and Analysis	37

Net Gold Equivalent Ounces

Net GEOs are GEOs sold, net of direct operating costs, including, for our stream GEOs, the associated ongoing cost per ounce. We use Net GEOs to reflect that GEOs from royalty interests have different economics than GEOs from stream interests due to the ongoing cost per ounce associated with GEOs from streams. We calculate Net GEOs on a quarterly basis by dividing Cash Costs (as defined below in the “Non-GAAP Financial Measures” section) by the average gold price (based on the LBMA PM Fix during the period), and subtracting this total from GEOs sold in the period.

Calculation of Net Gold Equivalent Ounces:

	2024
(expressed in millions, excepts GEOs and Average Gold Price)	Q4	Q3	Q2	Q1	For the year ended December 31,
GEOs	120,063	110,110	110,264	122,897	463,334
Less:
Cash Costs	$34.4	$31.9	$29.1	$33.6
Divided by: Average gold price per ounce	$2,662	$2,477	$2,338	$2,072
	12,923	12,878	12,447	16,216
Net GEOs	107,140	97,232	97,817	106,681	408,870

	2023
(expressed in millions, excepts GEOs and Average Gold Price)	Q4	Q3	Q2	Q1	For the year ended December 31,
GEOs	152,351	160,848	168,515	145,331	627,045
Less:
Cash Costs	$45.1	$48.9	$47.1	$38.2
Divided by: Average gold price per ounce	$1,976	$1,929	$1,978	$1,889
	22,824	25,350	23,812	20,226
Net GEOs	129,527	135,498	144,703	125,105	534,833

Non-GAAP Financial Measures

Cash Costs and Cash Costs per GEO

Cash Costs and Cash Costs per GEO sold are non-GAAP financial measures. Cash Costs is defined by Franco-Nevada as total costs of sales less depletion and depreciation expense. Cash Costs per GEO sold are calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate Franco-Nevada’s ability to generate positive cash flow from its royalty, stream and working interests. Management and certain investors also use this information to evaluate Franco-Nevada’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO sold are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO sold:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per GEO amounts)	2024	2023	2024	2023
Total costs of sales	$94.4	$114.0	$354.3	$452.4
Depletion and depreciation	(60.0)	(68.9)	(225.3)	(273.1)
Cash Costs	$34.4	$45.1	$129.0	$179.3
GEOs	120,063	152,351	463,334	627,045
Cash Costs per GEO sold	$287	$296	$278	$286

2024 Management’s Discussion and Analysis	38

Adjusted EBITDA and Adjusted EBITDA per Share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income (loss) and earnings (loss) per share (“EPS”):

●	Income tax expense/recovery;
●	Finance expenses;
●	Finance income;
●	Depletion and depreciation;
●	Impairment losses and reversals related to royalty, stream and working interests;
●	Gains/losses on disposal of royalty, stream and working interests;
●	Impairment losses and expected credit losses related to investments, loans receivable and other financial instruments;
●	Changes in fair value of investments, loans receivable and other financial instruments; and
●	Foreign exchange gains/losses and other income/expenses.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2024	2023	2024	2023
Net income (loss)	$175.4	$(982.5)	$552.1	$(466.4)
Income tax expense	46.8	22.7	211.8	102.2
Finance expenses	0.7	0.8	2.6	2.9
Finance income	(13.5)	(16.3)	(60.6)	(52.3)
Depletion and depreciation	60.0	68.9	225.3	273.1
Impairment losses	—	1,173.3	—	1,173.3
Gain on disposal of royalty interests	—	—	(0.3)	(3.7)
Foreign exchange loss (gain) and other expenses (income)	8.0	(12.3)	20.7	(14.4)
Adjusted EBITDA	$277.4	$254.6	$951.6	$1,014.7
Basic weighted average shares outstanding	192.5	192.1	192.4	192.0

Basic earnings (loss) per share	$0.91	$(5.11)	$2.87	$(2.43)
Income tax expense	0.24	0.12	1.10	0.53
Finance expenses	—	—	0.01	0.02
Finance income	(0.07)	(0.09)	(0.31)	(0.27)
Depletion and depreciation	0.31	0.36	1.17	1.42
Impairment losses	—	6.11	—	6.11
Gain on disposal of royalty interests	—	—	—	(0.02)
Foreign exchange loss (gain) and other expenses (income)	0.05	(0.06)	0.11	(0.08)
Adjusted EBITDA per share	$1.44	$1.33	$4.95	$5.28

2024 Management’s Discussion and Analysis	39

Adjusted EBITDA Margin

Adjusted EBITDA Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted EBITDA divided by revenue. Franco-Nevada uses Adjusted EBITDA Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted EBITDA Margin to evaluate the Company’s ability to contain costs relative to revenue. Adjusted EBITDA Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted EBITDA Margin:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except Adjusted EBITDA Margin)	2024	2023	2024	2023
Adjusted EBITDA	$277.4	$254.6	$951.6	$1,014.7
Revenue	321.0	303.3	1,113.6	1,219.0
Adjusted EBITDA Margin	86.4%	83.9%	85.5%	83.2%

Adjusted Net Income and Adjusted Net Income per Share

Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income and EPS:

●	Foreign exchange gains/losses and other income/expenses;
●	Impairment losses and reversals related to royalty, stream and working interests;
●	Gains/losses on disposal of royalty, stream and working interests;
●	Impairment losses and expected credit losses related to investments, loans receivable and other financial instruments;
●	Changes in fair value of investments, loans receivable and other financial instruments;
●	Impact of income taxes on these items;
●	Income taxes related to the reassessment of the probability of realization of previously recognized or de-recognized deferred income tax assets; and
●	Income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which the Company operates.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

2024 Management’s Discussion and Analysis	40

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2024	2023	2024	2023
Net income (loss)	$175.4	$(982.5)	$552.1	$(466.4)
Impairment losses	—	1,173.3	—	1,173.3
Gain on disposal of royalty interests	—	—	(0.3)	(3.7)
Foreign exchange loss (gain) and other expenses (income)	8.0	(12.3)	20.7	(14.4)
Tax effect of adjustments	(0.4)	(5.6)	(2.4)	(4.0)
Other tax related adjustments
Deferred tax expense related to the remeasurement of deferred tax liability due to changes in Barbados tax rate	—	—	49.1	—
Change in unrecognized deferred income tax assets	0.3	—	(1.1)	(1.7)
Adjusted Net Income	$183.3	$172.9	$618.1	$683.1
Basic weighted average shares outstanding	192.5	192.1	192.4	192.0

Basic earnings (loss) per share	$0.91	$(5.11)	$2.87	$(2.43)
Impairment losses	—	6.11	—	6.11
Gain on disposal of royalty interests	—	—	—	(0.02)
Foreign exchange loss (gain) and other expenses (income)	0.04	(0.07)	0.11	(0.07)
Tax effect of adjustments	—	(0.03)	(0.01)	(0.02)
Other tax related adjustments
Deferred tax expense related to the remeasurement of deferred tax liability due to changes in Barbados tax rate	—	—	0.26	—
Change in unrecognized deferred income tax assets	—	—	(0.02)	(0.01)
Adjusted Net Income per share	$0.95	$0.90	$3.21	$3.56

Adjusted Net Income Margin

Adjusted Net Income Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted Net Income divided by revenue. Franco-Nevada uses Adjusted Net Income Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted Net Income Margin to evaluate the Company’s ability to contain costs relative to revenue. Adjusted Net Income Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted Net Income Margin:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except Adjusted Net Income Margin)	2024	2023	2024	2023
Adjusted Net Income	$183.3	$172.9	$618.1	$683.1
Revenue	321.0	303.3	1,113.6	1,219.0
Adjusted Net Income Margin	57.1%	57.0%	55.5%	56.0%

2024 Management’s Discussion and Analysis	41

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, the timing for the completion of the Porcupine Complex royalty acquisition and the completion of other related transactions, audits being conducted by the CRA, the expected exposure for current and future tax assessments and available remedies, and statements with respect to the future status and any potential restart of the Cobre Panama mine and related arbitration proceedings. In addition, statements relating to mineral resources and mineral reserves, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine lives will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; proposed tariff and other trade measures that may be imposed by the United States and proposed retaliatory measures that may be adopted by its trading partners; the adoption and implementation of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained herein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panama mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date hereof only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

2024 Management’s Discussion and Analysis	42

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